Exhibit 99.2

Sections of the Proxy Circular or 2011 Annual Report, as applicable

1

Business of the Meeting

1.	Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company” or “Manulife”) for the year ended December 31, 2011, together with the reports of the auditor and the actuary on those statements.

2.	Election of Directors

The 17 nominees for election to the Company’s Board of Directors (the “Board”) and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees are currently Directors of the Company.

Each successful nominee will be elected to the Board for a term of one year, which expires at the Company’s Annual Meeting in 2013.

Directors’ attendance at Board and committee meetings held in 2011 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.

3.	Appointment of Auditors

The Board proposes that the firm of Ernst & Young LLP (“Ernst & Young”) be appointed as auditor for the 2012 fiscal year. Ernst & Young has served as the Company’s auditor for more than five years. For 2011, fees charged by Ernst & Young to the Company and its subsidiaries were $28.8 million, compared with $25.6 million in 2010.

	Year ended December 31, 2011 ($ in millions)	Year ended December 31, 2010 ($ in millions)
Audit fees[1]	$25.6	$23.5
Audit-related fees[2]	2.3	1.1
Tax fees[3]	0.2	0.8
All other fees[4]	0.7	0.2
Total	$28.8	$25.6

[1]

Includes the audit of the financial statements of the Company, its subsidiaries, segregated and separate funds, audits of statutory filings, prospectus services, adoption of International Financial Reporting Standards (“IFRS”) including the audit of the January 1, 2010 balance sheet, Sarbanes-Oxley Act of 2002 (“SOX”) attestations, reviews of quarterly reports and regulatory filings.

[2]

Includes reviews of product filing registration statements, consultation concerning financial accounting and reporting standards, and due diligence in connection with proposed or consummated acquisitions.

[3]	Includes tax compliance, tax planning and tax advice services.
[4]	Includes passive foreign investment company (“PFIC”) identification services.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young have been pre-approved by the Audit Committee. The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

4.	Shareholder Advisory Vote on the Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used to make executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. As a result, the Board has provided shareholders with a non-binding, advisory vote on the Company’s executive compensation policy at the Annual Meeting in 2012, as it has done at each of the past two annual meetings held.

To assist you in making your voting decision, we refer you to the Compensation Discussion and Analysis (“CD&A”) starting at page 32. The CD&A describes the Board’s approach to executive compensation, the details of the compensation program and the Board’s compensation decisions in 2011. This disclosure has been approved by the Board on the recommendation of the Management Resources and Compensation Committee. If there are specific concerns you wish to discuss, you may contact the Board by writing to the Chair of the Board in care of the Corporate Secretary of the Company at the address below or by email as indicated on our website at: corporate_governance@manulife.com:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

The Board recommends that shareholders vote FOR the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Proxy Circular delivered in advance of the 2012 Annual Meeting of Common Shareholders.”

As this vote will be an advisory vote, the results will not be binding. However, the Board will take the results of the vote into account, as appropriate, together with feedback received from shareholders in its other engagement activities, when considering future compensation policies, procedures and decisions.

Note:

All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

Manulife Financial Corporation Proxy Circular	2

Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Information regarding the nominees relating to their age, municipality and country of residence, year first elected or appointed as a Director1, principal occupation, education, areas of expertise, committee memberships, meeting attendance, public board memberships and mandatory retirement date is provided in the biographical charts below. Also indicated for each nominee are the number of Company Common Shares (“Common Shares”)2 held by the nominee, the number of Deferred Share Units (“DSUs”)3 held by the nominee under the Stock Plan for Non-Employee Directors (see description of Stock Plan for Non-Employee Directors under Director Compensation on page 20), the total value of the nominees’ equity in the Company4 and whether the nominee meets the minimum ownership requirements5 (see Share Ownership Guidelines under Director Compensation on page 20). All successful nominees for the Board are elected for a term of one year, expiring at the next Annual Meeting.

Director Nominee Information

Gail C. A. Cook-Bennett - Independent
Age: 71 Toronto, ON Canada Director Since: 1978 Mandatory Retirement: 2013

Gail Cook-Bennett is Chair of the Board. Gail Cook-Bennett was the Chair of the Canada Pension Plan Investment Board from 1998 to 2008, an investment management organization that invests the Canada Pension Plan fund to help pay the benefits of 17 million Canadians who participate in the Plan. Gail Cook-Bennett holds a BA (Honours) from Carleton University and a PhD (Economics) from the University of Michigan. She has been appointed to the Order of Canada, holds Doctor of Laws degrees (honoris causa) from Carleton University and York University and has been honoured as a Fellow of the Institute of Corporate Directors. She is currently a member of the board of directors of Emera Inc. and the Institute of Corporate Directors.

	Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial and Risk Management • Global Financial Services Executive/Knowledge of Investment Management
	Board/Committee Membership:[6]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	Emera Inc.	2004 - Present
	Corporate Governance & Nominating			5 of 5	100%	Petro-Canada	1991 - 2009
	Public Board Interlocks:
	Gail Cook-Bennett and Andrea Rosen serve on the board of Emera Inc. Gail Cook-Bennett will retire from the board of Emera Inc. in June 2012 having completed an extension beyond Emera Inc.’s normal director retirement age.
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	25,000	22,915	47,915		$606,125	$450,000
	2011	25,000	9,496	34,496		$552,626
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Option-Based Awards and Share-Based Awards”

[1]	“Director Since” refers to the year the Director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.
[2]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 13, 2012 and March 15, 2011, respectively.
[3]	“Deferred Share Units” (“DSUs”) refers to the number of DSUs held by the Director as of March 13, 2012 and March 15, 2011, as applicable.
[4]	“Total Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 13, 2012 ($12.65) and March 15, 2011 ($16.02), respectively, times the number of Common Shares and DSUs outstanding as of those dates, except for Joseph Caron, Thomas d’Aquino and John Palmer, where the Total Value of Common Shares and DSUs on March 13, 2012 and on March 15, 2011, is the acquisition cost of Common Shares and grant value of DSUs, as permitted by the Company’s Share Ownership Guidelines (see page 20).
[5]	Directors’ share ownership is valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines.
[6]	Gail Cook-Bennett, as Chair of the Board, was invited to attend all other committee meetings at the invitation of the Chair of each Committee.

Manulife Financial Corporation Proxy Circular	3

Donald A. Guloien – Not Independent (Management)
Age: 54 Toronto, ON Canada Director Since: 2009 Mandatory Retirement: 2029

Donald Guloien is the President and Chief Executive Officer (“CEO”) of Manulife. Mr. Guloien started as a Senior Research Analyst, Corporate Planning and during his more than 30-year career at Manulife has since held a variety of leadership roles in insurance and investments operations, global acquisitions and business development. Before assuming his current role, he was Senior Executive Vice President and Chief Investment Officer, where he was recognized as a leading global investment executive. Mr. Guloien holds a B. Comm. from the University of Toronto. He is a member of the Canadian Council of Chief Executives, a member of The Geneva Association, a Director of the Canadian Life and Health Insurance Association and a former director of LIMRA International.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial and Risk Management			• Global Financial Services Executive/Knowledge of Investment Management • Asia, U.S. Operations/Governance
	Board/Committee Membership:[7]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 10[7]	100%	None
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	123,720	179,582	303,302		$3,836,770	See Executive Share Ownership Guidelines (page 34)
	2011	123,720	172,777	296,497		$4,749,882
	Options Held: See “Statement of Executive Compensation” Section

Joseph P. Caron - Independent
Age: 64 Vancouver, BC Canada Director Since: 2010 Mandatory Retirement: 2020

Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business (established in 2010) providing strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. Mr. Caron’s experience includes almost four decades with the Government of Canada where he served in a number of key diplomatic posts including, Ambassador to the Peoples’ Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010). In 2010, Mr. Caron joined HB Global Advisors Corporation, the international consulting firm within Heenan Blaikie. He has also been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research. He holds a BA in Political Science from the University of Ottawa.

	Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial • Asia Operations/Governance
	Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	None
	Management Resources & Compensation			6 of 7	86%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[8]
	2012	0	8,564	8,564		$119,482	$450,000
	2011	0	1,276	1,276		$20,442
	Options Held (Director option grants discontinued in 2004): Nil

[7]	Donald Guloien is not a member of any Board committee. He attends committee meetings at the invitation of the Chair. One Board meeting in 2011 was for independent Directors only.
[8]	In accordance with the Share Ownership Guidelines (see page 20), Joseph Caron has elected to receive 50% of his compensation in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	4

John M. Cassaday - Independent
Age: 58 Toronto, ON Canada Director Since: 1993 Mandatory Retirement: 2025

John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since its inception in 1999. Corus is a Canadian leader in pay and specialty television, Canadian radio and a global leader in children’s programming and licencing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the UK. Mr. Cassaday is currently a member of the board of directors of Corus Entertainment Inc. and Sysco Corporation. Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the University of Toronto. Mr. Cassaday is also active in community affairs, principally with St. Michael’s Hospital.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial			• Risk Management • U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	Corus Entertainment Inc.	1999 - Present
	Corporate Governance & Nominating			5 of 5	100%	Sysco Corporation	2004 - Present
	Management Resources & Compensation (Chair9)			7 of 7	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	20,000	73,410	93,410		$1,181,637	$450,000
	2011	20,000	57,362	77,362		$1,239,339
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Option-Based Awards and Share-Based Awards”

Thomas P. d’Aquino - Independent
Age: 71 Ottawa, ON Canada Director Since: 2005 Mandatory Retirement: 2013

Thomas d’Aquino is Chairman and Chief Executive of Intercounsel Ltd. He is a Distinguished Lifetime Member of the Canadian Council of Chief Executives, an organization that he led as CEO from 1981 through 2009. He holds a BA from the University of British Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of London and Doctor of Laws honorary degrees from Queen’s University and Wilfrid Laurier University. Mr. d’Aquino has served as Special Assistant to the Prime Minister of Canada and currently is a Distinguished Visiting Professor, Global Business and Public Policy Strategies at Carleton University’s Norman Paterson School of International Affairs, an Honorary Professor at the Richard Ivey School of Business, and Chair of the National Gallery of Canada Foundation. Mr. d’Aquino is currently a member of the board of directors of CGI Inc.

	Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial • Asia Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	CGI Inc.	2006 - Present
	Audit			3 of 3[10]	100%
	Conduct Review & Ethics			2 of 2[10]	100%
	Corporate Governance & Nominating			5 of 5	100%
	Management Resources & Compensation			2 of 2[10]	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	6,190	29,221	35,411		$996,781	$450,000
	2011	6,190	28,114	34,304		$981,980
	Options Held (Director option grants discontinued in 2004): Nil

[9]	John Cassaday was appointed Chair of the Management Resources and Compensation Committee upon the retirement of Gordon Thiessen at the 2011 Annual Meeting.
[10]	Thomas d’Aquino was re-appointed to the Management Resources and Compensation Committee and resigned from the Audit Committee and Conduct Review and Ethics Committee effective November 2, 2011.

Manulife Financial Corporation Proxy Circular	5

Richard B. DeWolfe - Independent
Age: 68 Westwood, MA U.S.A. Director Since: 2004 Mandatory Retirement: 2016

Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is a Trustee of Boston University and an honorary director of The Boston Center for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University. Mr. DeWolfe is currently a member of the board of directors of Avantair, Inc. Mr. DeWolfe holds an Advanced Professional Director Certification from the American College of Corporate Directors, a national public company director education and credentialing organization.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial			• Risk Management • U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance:100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	Avantair, Inc.	2009 - Present
	Audit (Chair)			5 of 5	100%
	Conduct Review & Ethics (Chair)			3 of 3	100%
	Risk			7 of 7	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	14,000	64,168	78,168		$ 988,825	$450,000
	2011	14,000	53,877	67,877		$1,087,390
	Options Held (Director option grants discontinued in 2004): Nil

Robert E. Dineen, Jr. - Independent
Age: 71 Sherman, CT U.S.A. Director Since: 1999 Mandatory Retirement: 2013

Robert Dineen is currently an Attorney at Law. For 34 years, Mr. Dineen was Of Counsel to and a Partner of Shearman & Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown University and an LLB from Syracuse University. Mr. Dineen led several of the firm’s corporate groups, including groups in Asia and Latin America and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business and as a specialist in U.S. and international private banking and financial transactions.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial			• Asia, U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance:100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	Nova Chemicals Corporation	1998 - 2009
	Audit			5 of 5	100%
	Conduct Review & Ethics			3 of 3	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	29,000	37,454	66,454		$ 840,643	$450,000
	2011	29,000	36,034	65,034		$1,041,845
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Option-Based Awards and Share-Based Awards”

Manulife Financial Corporation Proxy Circular	6

Sheila S. Fraser - Independent
Age: 61 Ottawa, ON Canada Director Since: 2011 Mandatory Retirement: 2023

Sheila Fraser is currently a Corporate Director. Ms. Fraser served as Auditor General of Canada from 2001 to 2011. Prior to joining the Office of the Auditor General as Deputy Auditor General in 1999, she was a partner at Ernst and Young for 18 years. Her contributions to the accounting and auditing profession include her current role as member of the International Federation of Accountants-International Public Sector Accounting Standards Board (IFAC-IPSASB). She has also chaired two committees of the International Organization of Supreme Audit Institutions (INTOSAI) as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Ms. Fraser earned a Bachelor of Commerce from McGill University, is a Chartered Accountant and among her many honours has received the designation “Fellow” from the Institute of Chartered Accountants of Ontario and the Ordre des comptables agréés du Québec.

Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial • Risk Management
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics			2 of 2[11] 2 of 2[11] 1 of 1[11]	100% 100% 100%	None
Public Board Interlocks:
None
Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[12]
	2012	580	1,544	2,124		$26,869	$450,000
Options Held (Director option grants discontinued in 2004): Nil

Scott M. Hand - Independent
Age: 69 Toronto, ON Canada Director Since: 2007 Mandatory Retirement: 2015

Scott Hand is Executive Chairman of the Board of Royal Nickel Corporation. Previously, Mr. Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand is currently a member of the board of directors of Legend Gold Corp., Royal Coal Corp. and Royal Nickel Corporation. Mr. Hand also serves on the boards of Boyd Technologies LLC (non-woven materials), the World Wildlife Fund Canada and a number of private companies in the mineral resource sector. Mr. Hand received a BA from Hamilton College and a JD from Cornell University.

Key Areas of Experience/Expertise:
	• Senior Executive • Financial			• Risk Management • Asia, U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 80%		Public Board Membership During Last Five Years:
	Board of Directors Management Resources & Compensation Risk			8 of 11[13] 6 of 7[13] 6 of 7[13]	73% 86% 86%	Fronteer Gold Inc. Inco Limited Legend Gold Corp. Royal Coal Corp. Royal Nickel Corporation	2007 - 2011 1991 - 2007 2011 - Present 2009 - Present 2008 - Present
Public Board Interlocks:
None
Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	30,000	20,767	50,767		$642,203	$450,000
	2011	30,000	14,171	44,171		$707,619
Options Held (Director option grants discontinued in 2004): Nil

[11]	Sheila Fraser was appointed to the Board on November 2, 2011.
[12]	In accordance with the Share Ownership Guidelines (see page 20), Sheila Fraser has elected to receive 50% of her compensation in equity until the minimum threshold is met.
[13]	Scott Hand was unable to attend the following February 2011 meetings due to surgery: 3 Board, 1 Risk Committee and 1 Management Resources and Compensation Committee.

Manulife Financial Corporation Proxy Circular	7

Robert J. Harding, FCA – Independent
Age: 54 Toronto, ON Canada Director Since: 2008 Mandatory Retirement: 2030

Robert Harding is Chairman of Brookfield Infrastructure Global Advisory Board, an advisory Board to the Brookfield Group of Companies. Mr. Harding was previously Chairman of Brookfield Asset Management Inc. (“Brookfield”), a position he held since 1997. Brookfield is a global asset management company focused on property, power generation and other infrastructure assets. At Brookfield (and its predecessor companies), he held various executive positions, including Chief Financial Officer and President & Chief Executive Officer. Mr. Harding also represents Brookfield’s interests as a director and Chairman of Norbord Inc., an affiliate of Brookfield and is currently a member of the board of directors of NexJ Systems Inc. Mr. Harding holds a BA Mathematics and a Doctor of Laws honorary degree from the University of Waterloo and is a Fellow of the Institute of Chartered Accountants. He is Chair of the Board of Governors of the University of Waterloo, Chair of the Board for the Hospital for Sick Children and a member of the Board of Trustees for the Art Gallery of Ontario.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial and Risk Management			• Global Financial Services Executive/Knowledge of Investment Management • U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 81%		Public Board Membership During Last Five Years:
	Board of Directors			9 of 11	82%	Brookfield Asset Management Inc.	1992 - Present
	Audit			4 of 5	80%	Norbord Inc.	1998 - Present
	Conduct Review & Ethics			2 of 3	67%	NexJ Systems Inc.	2011 - Present
	Risk			6 of 7	86%	Fraser Papers Inc.[1][4]	2004 - 2009
						Western Forest Products Inc.	2006 - 2009
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	16,000	35,885	51,885		$656,345	$450,000
	2011	16,000	22,405	38,405		$615,248
	Options Held (Director option grants discontinued in 2004): Nil

Luther S. Helms – Independent
Age: 68 Scottsdale, AZ U.S.A. Director Since: 2007 Mandatory Retirement: 2016

Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice Chairman of KeyBank from 1998-2000. Mr. Helms is currently a member of the board of directors of ABM Industries Incorporated. Mr. Helms has an MBA from the University of Santa Clara and a BA, History and Economics from the University of Arizona.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial and Risk Management			• Global Financial Services Executive/Knowledge of Investment Management • Asia, U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 11	100%	ABM Industries Incorporated	1995 - Present
	Audit			5 of 5	100%
	Conduct Review & Ethics			3 of 3	100%
	Corporate Governance & Nominating			5 of 5	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	2,100	40,112	42,212		$533,982	$450,000
	2011	2,100	32,098	34,198		$547,852
	Options Held (Director option grants discontinued in 2004): Nil

[14]

Robert Harding was a director of Fraser Papers Inc. during the period from April 2004 until May 2009. On June 18, 2009, Fraser Papers Inc. and its subsidiaries announced that it initiated a court-supervised restructuring under the Companies Creditors Arrangements Act (Canada) and that it had initiated ancillary filings in the United States. On February 15, 2011, Fraser Papers Inc. and its subsidiaries implemented a consolidated plan of arrangement and compromise in their cross-border proceedings.

Manulife Financial Corporation Proxy Circular	8

Tsun-yan Hsieh - Independent
Age: 59 Singapore, Singapore Director Since: 2011 Mandatory Retirement: 2025

Tsun-yan Hsieh is Chairman of LinHart Group Pte Ltd., a firm he founded in 2010 to provide leadership counseling. Mr. Hsieh, a resident of Singapore, has extensive experience in international business, leadership development and corporate transformation. Mr. Hsieh was Director of McKinsey & Company from 1980 to 2008 and Special Advisor at McKinsey & Company from 2008 to 2010. During his 30-year career with McKinsey & Company, he founded the McKinsey Center for Asian Leadership and worked with clients in more than 30 countries and industries. Mr. Hsieh is currently a member of the board of directors of Sony Corporation and Bharti Airtel Limited. He is a member of the Management Advisory Board at the School of Business and an adjunct professor of leadership at the Lee Kuan Yew School of Public Policy, both at the National University in Singapore. He has a BSc in Mechanical Engineering from the University of Alberta and an MBA from Harvard.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial			• Asia, U.S. Operations/Governance • Human Resources Management
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			3 of 3[15]	100%	Sony Corporation	2008 - Present
	Management Resources & Compensation			2 of 2[15]	100%	Bharti Airlet Limited	2010 - Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[16]
	2012	0	2,434	2,434		$30,790	$450,000
	Options Held (Director option grants discontinued in 2004): Nil

Donald R. Lindsay – Independent
Age: 53 Vancouver, BC Canada Director Since: 2010 Mandatory Retirement: 2031

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region. Mr. Lindsay is currently a member of the board of directors of Teck Resources Limited. He earned a BSc in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.

	Key Areas of Experience/Expertise:
	• Senior Executive • Financial and Risk Management			• Global Financial Services Executive/Knowledge of Investment Management • Asia, U.S. Operations/Governance

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics Risk			11 of 11 3 of 3[17] 2 of 2[17] 2 of 2[17]	100% 100% 100% 100%	Teck Resources Limited Fording Canadian Coal Trust	2005 - Present 2005 - 2008
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[18]
	2012	20,000	8,766	28,766		$363,890	$450,000
	2011	20,000	2,484	22,484		$360,194
	Options Held (Director option grants discontinued in 2004): Nil

[15]	Tsun-yan Hsieh was appointed to the Board on October 1, 2011.
[16]	In accordance with the Share Ownership Guidelines (see page 20), Tsun-yan Hsieh has elected to receive 100% of his Annual Board Retainer in equity until the minimum threshold is met.
[17]	Donald Lindsay was appointed to the Risk Committee and resigned from the Audit Committee and Conduct Review and Ethics Committee effective November 2, 2011.
[18]	In accordance with the Share Ownership Guidelines (see page 20), Donald Lindsay has elected to receive 50% of his compensation in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	9

Lorna R. Marsden - Independent
Age: 70 Toronto, ON Canada Director Since: 1995 Mandatory Retirement: 2014

Lorna Marsden is President Emerita and Professor of York University. Prior to her retirement in May 2007, she was President and Vice-Chancellor and a member of the Board of Governors of York University. Dr. Marsden was President and Vice-Chancellor of Wilfrid Laurier University and served as a member of the Senate of Canada. Dr. Marsden holds a BA from the University of Toronto and a PhD from Princeton University and a number of honorary Doctor of Laws degrees. Dr. Marsden is currently a member of the board of directors of SNC-Lavalin Group Inc. and of several private and non-profit organizations. Dr. Marsden was appointed to the Order of Canada in 2006 and the Order of Ontario in 2009.

	Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial
	Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 11	91%	SNC-Lavalin Group Inc.	2006 – Present
	Management Resources & Compensation			7 of 7	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	38,664	24,173	62,837		$794,888	$450,000
	2011	38,664	23,257	61,921		$991,974
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Option-Based Awards and Share-Based Awards”

John R.V. Palmer – Independent
Age: 68 Toronto, ON Canada Director Since: 2009 Mandatory Retirement: 2016

John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 - 2001 following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority. He is a Fellow of the Institutes of Chartered Accountants of Ontario and British Columbia and holds a BA from the University of British Columbia. Mr. Palmer is currently a member of the board of directors of several non-public organizations including Central Provident Fund Board of Singapore.

	Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial and Risk Management • Asia Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics Risk (Chair)			11 of 11 5 of 5 3 of 3 7 of 7	100% 100% 100% 100%	None
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Met
	2012	0	30,470	30,470		$452,257	$450,000
	2011	0	14,552	14,552		$235,802
	Options Held (Director option grants discontinued in 2004): Nil

Manulife Financial Corporation Proxy Circular	10

Andrea S. Rosen - Independent
Age: 57 Toronto, ON Canada Director Since: 2011 Mandatory Retirement: 2027

Andrea Rosen has been a Corporate Director since 2006. Ms. Rosen’s extensive knowledge of the financial services industry includes investment banking and wholesale and retail banking. Prior to January 2005, her experience includes more than a decade with the TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation. Ms. Rosen is currently a member of the board of directors of the Alberta Investment Management Corporation, Emera Inc. and Hiscox Limited. She has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a BA from Yale University.

Key Areas of Experience/Expertise:
	• Senior Executive • Financial and Risk Management			• Global Financial Services Executive/Knowledge of Investment Management
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics			4 of 4[19] 3 of 3[19] 2 of 2[19]	100% 100% 100%	Emera Inc. Hiscox Limited	2007 – Present 2006 – Present
Public Board Interlocks:
Gail Cook-Bennett and Andrea Rosen serve on the board of Emera Inc. (until June 2012, when Gail Cook-Bennett plans to retire from the Emera Inc. board).
Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[20]
	2012	11,500	5,686	17,186		$217,403	$450,000
Options Held (Director option grants discontinued in 2004): Nil

Hugh W. Sloan, Jr. – Independent
Age: 71 Bloomfield Village, MI U.S.A. Director Since: 1985 Mandatory Retirement: 2013

Hugh Sloan is Chairman of Spartan Motors Inc., a leader in the design, engineering and manufacturing of custom chassis and vehicles for the emergency-rescue, recreational vehicle and specialty vehicle markets. Mr. Sloan was the Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton University. Mr. Sloan is currently a member of the board of directors of Wescast Industries Inc., and a number of Canadian and American corporate organizations. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.

Key Areas of Experience/Expertise:
	• Senior Executive • Public Sector			• Financial • U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Corporate Governance & Nominating (Chair) Management Resources & Compensation			11 of 11 5 of 5 7 of 7	100% 100% 100%	Spartan Motors, Inc. Wescast Industries Inc.	2007 – Present 1998 – Present
Public Board Interlocks:
None
Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2012	14,420	47,362	61,782		$781,542	$450,000
	2011	14,420	38,706	53,126		$851,079
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Option-Based Awards and Share-Based Awards”

[19]	Andrea Rosen was appointed to the Board on August 6, 2011.
[20]	In accordance with the Share Ownership Guidelines (see page 20), Andrea Rosen has elected to receive 100% of her compensation in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	11

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles for the Company’s audited historical financial statements which is prior Canadian GAAP for 2010 and earlier and IFRS for 2011 and beyond. Non-GAAP measures referenced in this Proxy Circular include: net income excluding the direct impact of equity markets and interest rates; ROE; sales; deposits; and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For further information regarding the non-GAAP measures referred to above, see “Performance and Non-GAAP Measures” in our most recent Management’s Discussion and Analysis which is available on the Company’s website at www.manulife.com.

Directors’ Approval

This Proxy Circular is dated as of March 13, 2012 and, except as otherwise indicated, all the information contained in this Proxy Circular is given as of that date. The Board has approved the contents and the distribution of this Proxy Circular to shareholders.

Angela K. Shaffer

Corporate Secretary

March 13, 2012

Schedule “A”	Statement of Corporate Governance Practices

The following highlights various elements of the Company’s corporate governance program.

Manulife is a strong believer that good corporate governance is critical to the Company’s long-term success and the protection of the interests of its many stakeholders. Manulife’s governance policies and practices are consistent with Manulife’s vision to be the most professional financial services organization in the world providing strong, reliable, trustworthy and forward-thinking solutions for our clients’ most significant financial decisions.

Regulatory Compliance

The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (the “Act”), Canadian Securities Administrators’ National Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ National Instrument 52-110 – Audit Committees (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (the “SEC”) rules under SOX, and in all material respects with the domestic issuer standards of the New York Stock Exchange Listed Company Manual (the “NYSE Rules”).

Mandate of the Board of Directors

The Board of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Mandate of the Board is attached as Appendix “1”. The Mandate of the Board is also available on the Corporate Governance page of the Company’s website and printed copies are available upon request from the Corporate Secretary.

The Board carries out its key duties of strategic planning, risk management oversight and succession planning established in its Mandate in the following ways:

Strategic Planning

•	Has an annual one day strategic planning session.
•	Annually approves the strategic plan, which takes into account the opportunities and risks of the business.
•	Annually reviews and approves the business plan, which includes the financial and operational plans, capital allocation and risk reduction plans.
•	Regularly discusses updates to and progress on implementation of the strategy.

Risk Management

•	Exercises oversight of risk management directly and through the Risk Committee, Audit Committee and the Management Resources and Compensation Committee.
•	Through the Risk Committee, reviews the principal risks and assesses whether the key risks of the Company have been identified.
•	The Risk Committee approves and assesses policies, procedures and controls to identify, assess and manage the Company’s principal risks.
•	The Risk Committee reviews the Company’s compliance with its risk management and legal and regulatory requirements.
•	The Risk Committee receives regular reports from management on the Company’s key risks, reviews the risk profile relative to the risk appetite and considers the appropriate balance of risk and return.
•

The Audit Committee reviews guidelines and policies governing the process by which risk assessment and management is undertaken. The Chief Risk Officer reports on the risk management process to the Audit Committee. The Audit Committee also receives key risk reports presented to the Risk Committee.

•

The Management Resources and Compensation Committee and the Risk Committee each review the alignment of the compensation program with sound risk management principles and the Company’s risk management objectives.

Manulife Financial Corporation Proxy Circular	12

Succession Planning

•

The Management Resources and Compensation Committee in conjunction with the Board is responsible for the succession process for the CEO and oversight of the succession process for the Senior Executives. This includes an annual review of the succession pool and gaps in the readiness and development plans.

•	The Management Resources and Compensation Committee annually reports to the Board on succession planning.
•	The Management Resources and Compensation Committee in conjunction with the Board annually reviews and assesses the contingency succession plans for the CEO.

Independence of the Board

The independence of the Board of Directors is fundamental to its stewardship role and its effectiveness. The Board Policies require that a majority of Directors be independent. Directors must satisfy the applicable independence requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

The Board annually reviews and makes a determination as to the independence of each Director. The Board reviews the Directors’ employment status (and the Director’s spouse and children, as applicable), other board memberships, Company shareholdings and business relationships to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

The Board has determined that based on a review of the governing definitions of “independence” under the NYSE Rules, the Governance Instrument, and the Audit Committee Instrument, an analysis of the relationships between each Director and the Company, and on advice from the Corporate Governance and Nominating Committee, that only one of the Directors has a direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of his or her independent judgment. As an executive officer of the Company, Mr. Guloien is considered to have a material relationship with the Company and therefore does not meet the independence standards.

Board Interlocks

The Board does not set a formal limit on the number of its directors who serve on the same board of another company, but reviews interlocking board memberships as they arise. The following table sets out interlocking board memberships of the Company’s directors.

Company	Director	Committee Membership
Emera Inc.	Gail Cook-Bennett	Nominating and Corporate Governance Committee (Chair)
	Andrea S. Rosen	Audit Committee (Chair)

The Corporate Governance and Nominating Committee regularly determines whether a Director’s ability to serve the Company is impaired by external obligations. The Corporate Governance and Nominating Committee has determined that these interlocking board memberships do not impair the ability of these directors to act in the best interests of the Company.

Independence of the Chair of the Board

•	The positions of the Chair and the CEO are separate.
•	The Chair is an independent Director.
•	The Chair’s mandate provides that the Chair is accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.
•

The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying qualified candidates for nomination to the Board and engages in the following activities to ensure an effective process for selecting candidates for nomination. The Corporate Governance and Nominating Committee:

•

Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria, which includes professional experience and personal characteristics.

•	Maintains a Directors’ Matrix identifying the desired competencies, expertise, skills, background and personal qualities of the Directors and potential candidates.
•

Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board to determine whether any amendments are required or whether there are any gaps in the required skills and experience of the Directors.

•

Identifies and recommends for approval by the Board at least annually individuals with expertise in the areas identified, whose skills and characteristics complement the existing mix, and are qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.

The Chair is responsible for approaching Board candidates. Candidates meet with the Chair and the President and CEO prior to nomination or appointment to review expected contributions and commitment requirements.

The Board will consider a nomination of a candidate for the Company’s Board from a shareholder that is submitted in accordance with the Act. A proper nomination must be submitted by shareholder proposal, signed by one or more registered or beneficial holders of shares representing in aggregate not less than five per cent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

Directors are required to retire at the annual meeting following their 72nd birthday and may not be nominated for re-election. The Board may waive this requirement in special circumstances, having regard to the specific expertise of the Director and the needs of the Board at the time.

A Director is expected to submit his or her resignation to the Chair of the Board for consideration by the Board upon the recommendation of the Corporate Governance and Nominating Committee in certain circumstances, including where:

•	the Director is no longer qualified under the Act or other applicable laws to act as a director;
•	the Director’s status in terms of conflicts or credentials changes; or
•	the Director does not receive the required votes under the Majority Election of Directors policy.

Manulife Financial Corporation Proxy Circular	13

Majority Election of Directors Policy

The Board’s Majority Election of Directors Policy provides that Director nominees who do not receive a majority of votes in favour in an uncontested election will be required to immediately submit their resignation to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will, in the absence of extenuating circumstances, recommend that the Board accept the resignation. The Board will consider the resignation and make its determination as soon as possible but in any event within 90 days of the Annual Meeting and issue a press release confirming the Director’s resignation or the reason for not accepting such tendered resignation. If a Director’s resignation is accepted by the Board, the Directors may fill the vacancy through the appointment of a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director or wait until the next Annual Meeting.

Mandates for the Chair, Committee Chairs, CEO and Individual Directors

The Board maintains mandates outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors, which are reviewed and updated annually. The mandates can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.

New Director Orientation and Director Continuing Education

The Board believes that understanding the Company’s strategies, business operations and competitive environment is crucial to their ability to provide the necessary oversight and guidance to the Company.

The goal of the Director Orientation and Continuing Education Program is to assist the Directors in becoming knowledgeable about the Company’s business and in fully understanding the nature of their roles, responsibilities and duties as a Director.

The Corporate Governance and Nominating Committee is responsible for the new Director orientation and Director continuing education programs.

New Director Orientation

New Directors will participate in a comprehensive orientation program developed by management and the Corporate Governance and Nominating Committee. This program may be tailored to reflect an individual Director’s specific knowledge, skills, experience and education. This program includes the following:

•

New Directors attend specialized in-depth presentations by the financial, risk, strategy, business operations, human resources and legal executives to facilitate a deeper understanding of the Company’s businesses, priorities, and challenges.

•	New Directors meet with the Chair of the Board, the CEO, the heads of each principal business unit, and other members of management as appropriate, to receive presentations and to discuss the Company’s strategies, operations, and business plans.
•	Committee Chairs arrange a specific committee orientation session for the new Director, which will include applicable members of management.
•

New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors, including the legal duties and obligations of a director of a public company, Board and Committee mandates, as well as background materials, including the Annual Information Form, Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, Board and applicable Company policies, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.

•	All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

Director Continuing Education

Directors participate in ongoing continuing education which includes the following elements:

•

At Board meetings, committee meetings and Directors’ seminars, Directors receive presentations on risk and risk management, material regulatory developments, strategic issues, annual divisional updates which provide in-depth reviews of key businesses and functions and other relevant topics.

•

On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations which facilitate an understanding by the Directors of the Company’s global operations. The Board generally meets in Boston, Massachusetts once each year and in Asia once every three years. In 2011, the Board instituted an additional education session for a subset of the Board in Asia, to occur once each year.

•

In 2011, all Directors were members of the Institute of Corporate Directors, a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.

•

Additional educational needs are identified by the Board in its annual effectiveness evaluation or on an as needed basis, and by management for emerging issues, new areas of business or other areas that management feels the Board should be made aware of in more depth.

•	Educational reading materials on topics relevant to the financial services and insurance industries are provided to the Board from time to time.
•

Directors may seek additional professional development education at the expense of the Company and are encouraged to do so. In 2011, several Directors participated in additional professional development respecting their roles as Directors and the business of the Company.

Manulife Financial Corporation Proxy Circular	14

As a result of the seven new Directors joining the Board in the past two years, a significant number of Director education sessions were held. The following chart illustrates the sessions held and the attendees during the past two years.

Topic	2010	2011	Presented By	Director Attendance
Global Restructuring of Financial Services and the Resulting Opportunities	✓		External Presenter	Full Board
U.S. Division Overview	✓	✓	U.S. Division	Full Board
Canadian Division Overview	✓	✓	Canadian Division	Full Board
Derivatives Primer	✓		External Presenter	Full Board
VA Product and Hedging	✓		Chief Risk Officer Chief Actuary	Full Board
Asia Division Presentations: • China • Competitive Landscape • Product Risk • Distribution	✓		Asia Division	Full Board
Canada-China Relations	✓		External Presenter	Full Board
Chinese Economy – Trading & Investment Relationship	✓		External Presenter	Full Board
Manulife’s Strategic Plan 2011-2014	✓		CEO	Full Board
China Economics	✓		External Presenter	Full Board
Regulatory Capital Presentation and Discussion		✓	OSFI	Full Board
The Continuing Economic Crisis and the Risks Ahead		✓	External Presenter	Full Board
Branding		✓	Human Resources Communications Public Affairs	Full Board

New Director Orientation Session:

➢     Human Resources - Key Priorities

➢     Business Development, Internal Audit, Legal, Information Technology

➢     Strategy Overview

➢     Investments Division - Key Priorities

➢     Overview of Manulife’s Businesses

	✓		Human Resources General Counsel CEO Investment Division U.S. Division	• Linda Bammann • John Palmer
New Director Orientation Session: ➢ Capital/Reserves ➢ Investment Division ➢ Corporate Development, Internal Audit, Legal, Compliance, Global IS Strategy		✓	Chief Actuary Investment Division General Counsel	• Joseph Caron • Donald Lindsay
New Director Orientation Session: ➢ Global HR Priorities ➢ Talent Management ➢ Rewards		✓	Human Resources	• Joseph Caron • Donald Lindsay • Andrea Rosen
New Director Orientation Session: ➢ Reserves/Valuation ➢ Manulife HR Priorities & Practices		✓	Chief Actuary Human Resources	• Joseph Caron • Tsun-yan Hsieh • Sheila Fraser • Donald Lindsay • Andrea Rosen
New Director Orientation Session: ➢ Products ➢ Capital		✓	Canadian Division U.S. Division Chief Actuary	• Joseph Caron • Sheila Fraser • Tsun-yan Hsieh • Donald Lindsay • Andrea Rosen

Board Access to Management

The Company provides both formal and informal means for the Board to interact with the Senior Executives. The Senior Executives attend the Board meetings and relevant committee meetings. Directors have access to the Senior Executives and are encouraged to raise any questions or concerns directly with the Senior Executives. The Board and Committee Chairs meet regularly with applicable Senior Executives.

Board Committee Membership Standards

The Board relies on its committees to assist in fulfilling its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. In 2011, there were five standing committees of the Board: the Audit Committee; the Conduct Review and Ethics Committee; the Corporate Governance and Nominating Committee; the Management Resources and Compensation Committee; and the Risk Committee.

Manulife Financial Corporation Proxy Circular	15

All committees have the following common characteristics:

•	Comprised solely of independent Directors.
•

Have a written charter setting out the responsibilities of each committee. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website at www.manulife.com.

•

Report to and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting unless the committee agrees that it is not required.

•	Reviews its performance and its charter annually.
•	Has its membership reviewed by the Board and rotated as requirements of the committees and the Directors dictate.

Audit Committee

A description of the Audit Committee’s responsibilities and 2011 accomplishments are set out in the Report of the Audit Committee on page 24. The Company’s Annual Information Form includes additional information on the Audit Committee in the section entitled “Audit Committee”, including the Audit Committee’s charter, composition, and the relevant education and experience of its members.

In 2011, the Board reviewed the membership of the Audit Committee and determined that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve on the Audit Committee is impaired in any way.

Conduct Review and Ethics Committee

A description of the Conduct Review and Ethic Committee’s responsibilities and 2011 accomplishments are set out in the Report of the Conduct Review and Ethics Committee on page 27.

Management Resources and Compensation Committee

A description of the Management Resources and Compensation Committee’s responsibilities and 2011 accomplishments are set out in the Report of the Management Resources and Compensation Committee on page 28.

Corporate Governance and Nominating Committee

A description of the Corporate Governance and Nominating Committee’s responsibilities and 2011 accomplishments are set out in the Report of the Corporate Governance and Nominating Committee on page 22.

Risk Committee

A description of the Risk Committee’s responsibilities and 2011 accomplishments are set out in the Report of the Risk Committee on page 26.

Independent Directors’ Meetings

At the end of each meeting of the Board and of its committees (except where members of the committee agree an in camera session is not required) the Directors meet in camera. Non-independent Directors and management do not attend. These sessions have two objectives: to discuss the Board’s views on the effectiveness of the meeting and to permit discussions on any substantive matters raised by the Directors. The Board also meets without management and non-independent Directors at the request of any independent

Director for all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

The independent Directors of the Board meet at least once each year to review the performance and approve the compensation of the CEO, to review the Board’s effectiveness assessments and approve action plans resulting from the assessments. In 2011, one meeting of the independent Directors was held.

Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

Retention of Outside Advisors by Directors

The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.

The Board of Directors, Corporate Governance and Nominating Committee, Management Resources and Compensation Committee, Audit Committee and Risk Committee retained outside advisors in 2011.

Individual Directors may also retain outside advisors, at the Company’s expense with the approval of the Corporate Governance and Nominating Committee, to provide advice on any matter before the Board or committee.

Director Compensation and Share Ownership

The Board, with the assistance of the Corporate Governance and Nominating Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company. See page 20.

Board Evaluation

The Corporate Governance and Nominating Committee conducts annual, formal evaluations of the Board, Board committees, the Chair and the individual Directors. The process includes:

•	Annual evaluation meetings between the Chair and each Director to discuss Board, committee and individual Director performance including a peer review.
•	Each Director completes a biennial written Board and Committee Effectiveness and Director Self-Assessment Questionnaire, which has been approved by the Corporate Governance and Nominating Committee.
•	The Board and Board committees are assessed against their mandates and charters.
•	Contributions of individual Directors are assessed against the applicable mandates.
•	The assessments of the Board and the committees focus on identifying areas for improvement.
•

The results of the assessments are compiled by the Chair of the Board and presented to the Corporate Governance and Nominating Committee and the Board. Based in part on the assessments, the committee identifies and recommends objectives for the coming year. The committee also considers whether any changes in the composition, structure or mandates of the Board or any committee are required.

•

Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Board’s objectives for the coming year recommended by the Corporate Governance and Nominating Committee.

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•	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.
•	Determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in his or her principal occupation or country of residence.

CEO Evaluation

The Management Resources and Compensation Committee and the CEO annually set financial and non-financial objectives for the CEO, which are recommended for approval by the Board. The CEO’s performance is evaluated annually by the Management Resources and Compensation Committee and the Board based on these objectives and on the Company’s performance.

Ethical Business Conduct

The Company has adopted the Code of Business Conduct and Ethics (the “Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.

The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.

The Code is available on the Company’s website at www.manulife.com.

All employees of the Company and the Directors annually review the Code, complete an online training course, certify compliance with the Code and disclose any conflicts of interest. Any changes to an employee’s or Director’s status during the year is reported to the applicable human resources representative or Global Compliance.

The Board annually reviews the Code and the compliance with the Code with the assistance of the Conduct Review and Ethics Committee and reports from the Global Compliance Chief.

The Global Compliance Chief reports at least annually to the Conduct Review and Ethics Committee on compliance with the Code, noting any alleged violations. The committee reports this compliance to the Board.

As part of the annual review, the Conduct Review and Ethics Committee receives the Global Compliance Chief’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously through the internet or telephone). In addition, the Audit Committee is notified of any alleged violations of the Code relating to accounting, internal controls or audit matters.

The Board, through the Management Resources and Compensation Committee, annually reviews the integrity of the CEO and the executive officers, and their promotion of a culture of integrity.

Conflicts of Interest

Directors and executive officers are required to disclose their interest in a material contract or material transaction with the Company. Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Company. If a director has a personal interest in a matter before the Board or a committee, he or she will not be present for or participate in the discussion or any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

CEO and CFO Certification of Financial Statements

The CEO and CFO certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.

The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.

The Company submits written affirmations as required by the NYSE Rules.

Disclosure and Communication Policies and Procedures

The Company has policies relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Media releases relating to the Company are reviewed by Legal, Investor Relations and Communications, senior management and others as required, for both content and appropriateness of timing.

The Company’s Executive Committee also serves as its Disclosure Committee. The Disclosure Committee is responsible for overseeing and monitoring disclosure processes and practices within the Company and determining whether events constitute “material information” or a “material change” for applicable regulatory purposes. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Investment Officer, Chief Strategy Officer, Chief Actuary, the senior officer responsible for human resources and the principal officers of each of the main operating business units. The Disclosure Committee is chaired by the General Counsel. The Disclosure Committee reports, as appropriate, to the Audit Committee and Risk Committee.

The Company has also established a Risk Disclosure Committee. The Risk Disclosure Committee is responsible for reviewing, considering and making recommendations as to appropriate risk disclosure based on, among other things, its review of internal risk and reports related thereto. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Actuary and Controller. The Risk Disclosure Committee is also chaired by the General Counsel. It reports to the Disclosure Committee.

The Company has reviewed its disclosure policies and practices which are intended to ensure compliance by the Company with the disclosure requirements applicable to public companies.

The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations and Shareholder Services departments and to the media and employees through Communications.

Investor Relations provides an information report at each Board meeting on relative MFC share performance versus peer companies, corporate and rating actions for MFC and peer companies, issues raised by analysts and shareholders, and a summary of recent Investor Relations activities.

The Company’s website, www.manulife.com, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports, Board Mandate and committee charters and other investor information.

Manulife Financial Corporation Proxy Circular	17

Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

Appendix “1”

Board of Directors’ Mandate

The Board of Directors (the “Board”) is responsible for providing independent oversight of the management of the business and affairs of Manulife Financial Corporation (the “Company”).

The Board shall, directly or through a Board committee, carry out the duties referred to in this Mandate.

Culture of Integrity and Ethics

•

Promote a culture of integrity at the Company. The Board shall satisfy itself as to the integrity of the CEO and the executive officers, and that the CEO and executive officers create a culture of integrity throughout the Company.

•

Approve the Company’s Code of Business Conduct and Ethics (the “Code”), monitor compliance with the Code, and receive reports assuring the Board that the Code is being adhered to. Any waivers from the Code for the benefit of any Director or executive officer must be approved by the Board.

•	Approve policies and practices for dealing with all matters related to integrity and ethics, including conflicts of interest, related party transactions and the treatment of confidential information.

Strategic Planning Process and Implementation

•	Adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

Risk Management and Compliance

•

Oversee the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business. The Board shall receive regular updates on the status of risk management activities and initiatives.

•	Oversee the implementation by management of a comprehensive compliance management program.

Succession Planning

•	Oversee the selection, appointment, development, evaluation and compensation of the Chair of the Board, Board members, the CEO and each executive officer.
•	Review the establishment of annual performance targets and the annual performance evaluation of the CEO and each executive officer.
•	Oversee the Company’s general approach to human resources and compensation philosophy.
•	Review the succession plan for key executive positions including the CEO as updated from time to time.

Communications and Public Disclosure

•

Oversee public communication and disclosure. The Board has adopted the Disclosure Policy which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.

•	The CEO or the Chair of the Board or any other Director when authorized by the CEO or the Chair of the Board may communicate with the shareholders or stakeholders on behalf of the Company.

Internal Controls

•

Oversee the internal control and management information systems, monitor the integrity of such systems and obtain assurances on a regular basis that these systems are designed and operating effectively.

•

Review and approve the financial statements and related disclosures prior to their release. The Board shall receive a detailed analysis of these reports from management and the Audit Committee to assist in its review.

Corporate Governance

•	Review and approve the Company’s governance policies and practices, as updated from time to time.
•	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and committee meetings and Board educational seminars.

Duty of Care

In meeting their responsibilities as members of the Board, each Director shall act honestly and in good faith with a view to the best interests of the Company, and exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances.

Communication with Directors

Shareholders or other stakeholders of the Company may communicate with the Directors by writing to the Chair of the Board in care of the Corporate Secretary of the Company as follows:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

Manulife Financial Corporation Proxy Circular	18

Risk Management and Risk Factors

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. We manage these risks within an enterprise-wide risk management framework. Our goal is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations; by identifying, measuring and monitoring key risks taken; and by executing risk control and mitigation programs.

The enterprise risk management (“ERM”) framework sets out policies and standards of practice related to risk governance, risk identification, risk measurement, risk monitoring, and risk control and mitigation. With an overall goal of effectively executing risk management activities, we continuously invest to attract and retain qualified risk professionals, and to build, acquire and maintain the necessary processes, tools and systems.

Risk taking activities are managed against an overall risk appetite, which defines the amount and type of risks we are willing to assume. Our risk appetite reflects the Company’s financial condition, risk tolerance and business strategies. The quantitative component of our risk appetite establishes total Company targets defined in relation to economic capital, regulatory capital required, and earnings at risk. We have further established targets for each of our principal risks to assist us in managing levels of exposures and risk profiles that are well diversified across risk categories. To facilitate the alignment of business strategies and plans with the Company’s overall risk management objectives, targets for certain principal risks are cascaded down to our operating divisions.

Risk management programs are in place for each of our broad risk categories: strategic, market, liquidity, credit, insurance and operational. These programs incorporate policies and standards of practice that are aligned with those within the enterprise risk management framework, covering:

■	Assignment of risk management accountabilities across the organization;
■	Philosophy and appetite related to assuming risks;
■	Establishment of specific risk targets or limits;
■	Delegation of authorities related to risk taking activities;
■	Identification, measurement, assessment, monitoring and reporting of risks; and
■	Activities related to risk control and mitigation.

Risk Governance

The Board of Directors oversees the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business and periodically reviews and approves our enterprise risk policy, our risk taking philosophy and overall risk appetite.

The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management practices, and is supported by the Company’s Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”). Together, they shape and promote our risk culture and guide risk taking throughout our global operations and strategically manage our overall risk profile. The ERC, along with other executive-level risk oversight committees, establishes risk policies, guides risk taking activity, monitors significant risk exposures and sponsors strategic risk management priorities throughout the organization. The Board and executive-level risk oversight committees and key elements of their mandates are presented below.

Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management framework and oversees the execution of individual risk management programs across the enterprise. CRM seeks to ensure a consistent enterprise-wide assessment of risk, risk-based capital and risk-adjusted returns.

Board of Directors & Board Committees

Risk Committee – This committee is responsible for assisting the Board in its oversight of the Company’s management of its principal risks. The committee also assesses, reviews and approves policies, procedures and controls in place to manage risks and reviews the Company’s compliance with risk policies.

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Audit Committee – This committee is responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s compliance with legal and regulatory requirements.

Conduct Review and Ethics Committee – This committee oversees activities and risks related to conflicts of interest, confidentiality of information, customer complaints and related party transactions.

Management Resources and Compensation Committee – This committee oversees the Company’s global human resources strategy, policies, programs with a special focus on management succession, development and compensation and risk management relating to these programs.

Executive Committees

Executive Risk Committee – The ERC approves risk policies and oversees the execution of our enterprise risk management program. The committee monitors our overall risk profile, including key and emerging risks and guides risk-taking activities. As part of these activities, the ERC monitors material risk exposures, and sponsors strategic risk management priorities including overseeing risk reduction plans. The ERC also reviews and assesses the impact of business strategies, opportunities and initiatives on our overall risk position.

Credit Committee – The Credit Committee establishes credit risk policies and oversees credit risk management. The Credit Committee monitors our overall credit risk profile, key and emerging risk exposures and risk management activities and ensures compliance with credit risk policies. The committee also approves large individual credits and investments.

Global Asset Liability Committee (“GALCO”) – The GALCO establishes market and liquidity risk policies and oversees related market and liquidity risk and asset liability management programs and practices. The committee monitors our overall market risk profile, key and emerging risk exposures and risk management activities as well as compliance with related policies. GALCO also approves target investment strategies.

Variable Annuity Hedging Oversight Committee (“VAHOC”) – The VAHOC oversees global variable annuity dynamic hedging operations. The committee reviews and approves hedging strategies and operational policies and procedures. VAHOC also oversees hedge program performance and effectiveness and monitors compliance with related policies.

Finance Committee – The Finance Committee oversees our capital management policy framework and provides direction on strategic issues affecting our capital, solvency and balance sheet management. The committee monitors the adequacy and efficiency of the Company’s solvency position for consolidated and local entities on an actual and projected basis, recommending appropriate actions. It reviews capital stress testing, sensitivity analyses and approves principles of capital allocation to the businesses.

Product Oversight Committee (“POC”) – The POC establishes and oversees the execution of product design and pricing policies and insurance risk policies, as well as risk management standards of practice with regards to risks covered by these policies. As such, the POC oversees insurance risk and retention management and monitors product design, new product pricing, and insurance risk exposures and trends. The POC delegates approval of new product initiatives, new business reinsurance arrangements and material insurance underwriting initiatives to the CRO and officers in Product and Insurance Risk Management.

Operational Risk Committee (“ORC”) – The ORC establishes, reviews and approves policies related to operational risk. The committee oversees operational risk management and monitors operational risk exposures and trends.

Risk Management Culture

A strong risk culture and a common approach to risk management are integral to our risk management practices. Our governance framework is centered on the “three lines of defense” model.

As the first line of defense, businesses are accountable for the risks within their unit including the day to day management of the risks and related controls. They are responsible for ensuring their business strategies align with the Company’s risk taking philosophy, risk appetite and culture, for thoroughly evaluating and managing risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering returns commensurate with the level of risk assumed. They are supported by global risk managers who are responsible for the design and execution of risk mitigation practices that are consistent with the Company’s policies and specific risk management strategies.

20	2011 Annual Report

The second line of defense includes Corporate Risk Management, Corporate Actuarial, Corporate Finance, Global Compliance, other corporate functional areas and divisional risk officers. Together this group provides independent oversight of risk taking and risk mitigation activities across the enterprise. Executive-level risk oversight committees, including the ERC, also provide oversight of risk taking and risk mitigation activities.

As the third line of defense, Internal Audit provides independent analysis of whether controls are effective and appropriate relative to the risk inherent in the business, and whether risk mitigation programs and risk oversight functions are effective in managing risks.

Risk Identification, Measurement and Assessment

We have a common approach and process to identify, measure and assess the risks we assume. We evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a comparable risk-adjusted basis. Business units and functional groups are responsible for identifying and assessing risks arising from business activities on an ongoing basis, as an integral component of business management processes. A standard inventory of risks is used in all aspects of risk identification, measurement and assessment, and monitoring and reporting.

Risk exposures are evaluated using a variety of risk measures, with certain measures used across all risk categories, while others apply only to some risks or a single risk type. Risk measurement includes: simple key risk indicators; stress tests, including sensitivity tests and scenario impact analyses; and stochastic scenario modeling. Qualitative risk assessments are performed for those risk types that cannot be reliably quantified.

We perform a variety of sensitivity tests on earnings, regulatory capital ratios, economic capital, earnings at risk and liquidity that consider significant, but plausible events. Through our Dynamic Capital Adequacy Testing (“DCAT”), we stress test our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, under a number of plausible adverse scenarios. We also perform other integrated, complex scenario tests to assess key risks and the interaction of these risks.

Economic capital measures the amount of capital needed to meet obligations with a high and pre-defined confidence level. Our earnings at risk metric measures the potential variance from quarterly expected earnings at a particular confidence level. Economic capital and earnings at risk are both determined using internal models and measure enterprise-wide risks and are allocated by risk type and business. Economic capital and earnings at risk provide measures of enterprise-wide risk that can be aggregated, and compared, across business activities and risk types.

Risk Monitoring and Reporting

CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy exceptions or remedial action plans, as required.

On a quarterly basis, the ERC, Board Risk Committee and Board of Directors review risk reports that present an overview of our overall risk profile and exposures across our principal risks. The reports incorporate both quantitative risk exposure measures and sensitivities and qualitative risk assessments. The reports also highlight key risk management activities and facilitate monitoring compliance with key risk policy targets and limits. The reports present information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management of key risks. The ERC reviews key financial risk exposures and sensitivities at least monthly.

Our Chief Actuary presents the results of the DCAT to the Board of Directors annually. Our Internal Auditor reports the results of internal audits of risk controls and risk management programs to the Audit Committee semi-annually. Management reviews the implementation of key risk management strategies, and their effectiveness, with the Risk Committee annually.

Risk Control and Mitigation

Risk control activities are in place throughout the Company to mitigate risks to within approved risk targets or limits. We believe our controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company and such controls are an integral part of day to day activity, business management and decision making.

CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, insurance underwriting, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authorities for assuming risk at the transaction level are delegated to specific individuals based on their skill, knowledge and experience.

Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to assist in managing our aggregate risk to within our risk appetite, targets and limits. Internal controls within the business units and corporate functions mitigate our exposure to operational risks.

The following sections describe the key risks and associated risk management strategies for each of our broad risk categories (strategic, market, liquidity, credit, insurance and operational).

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

2011 Annual Report	21

Key Risk Factor Overview

We operate in highly competitive markets and compete for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our product features, service levels, prices, and our financial strength ratings and reputation. Erosion of our corporate image by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, may cause damage to our franchise value.

External business, economic, political, tax, legal, regulatory environments and changes to actuarial reserving standards can significantly impact the types, pricing and attractiveness of the products and services we offer. The economic environment may remain volatile and our regulatory environment, particularly in Canada, will continue to evolve, potentially with higher capital requirements which would materially impact our competitiveness. Further, the attractiveness of our product offerings relative to our competitors will be influenced by competitor actions as well as our own, and the requirements of the regulatory regimes we and they operate under. For these and other reasons, there is no certainty that we will be successful in implementing our business strategies or that these strategies will achieve the objectives we target.

Risk Management Strategy

The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of processes:

■	Strategic business, risk and capital planning that is reviewed with the Board of Directors;
■	Detailed business planning that is executed by divisional management and is reviewed by the CEO, the Chief Financial Officer and the CRO;
■	Quarterly operational performance and risk reviews of all key businesses with the CEO and annual reviews with the Board of Directors;
■	Risk-based capital attribution and allocation designed to encourage a consistent decision-making framework across the organization; and
■	Review and approval of acquisitions and divestitures by the CEO and, where appropriate, the Board of Directors.

The CEO and Executive Committee are ultimately responsible for our reputation; however, our employees and representatives are responsible for conducting their business activities in a manner that upholds our reputation. This responsibility is reinforced by:

■	An enterprise-wide reputation risk policy that specifies the oversight responsibilities of the Board and the responsibilities of executive management;
■	Communication to and education of all directors, officers, employees and representatives, including our Code of Business Conduct and Ethics;
■	Application of a set of guiding principles in conducting all our business activities, designed to protect and enhance our reputation; and
■	Reputation risk assessments considered as part of business strategy development and execution.

We regularly review and adapt our business strategies and plans in consideration of changes in the external business, economic, political, and regulatory environments in which we operate. Changes in actuarial reserving standards and changes in the cost of hedging may also cause us to review our business strategies and plans. Key elements of our business strategy include diversifying our business mix, accelerating growth of those products that have a favourable return on capital and better potential outcomes under a range of economic and policyholder behaviour scenarios, and reducing or withdrawing from products with unattractive risk profiles. Our strategy also incorporates a plan to systematically hedge or offset a significant portion of our in-force public equity and interest rate risks over the next few years. These actions will, however, result in costs which will depress income. We have designed our business plans and strategies to align with our risk appetite, capital and financial performance objectives.

The following is a further description of key strategic risk factors.

General Macro-Economic Risk Factors

Over the past few years, financial markets have been dominated by ongoing uncertainty surrounding the macro environment. In 2011 we saw substantial declines in equity markets and interest rate levels, exceptional equity market volatility and monetary policy actions that lowered long-term treasury rates in the U.S. and interest rates elsewhere, including Canada and Asia. Under the Canadian insurance accounting and regulatory capital regimes, current market conditions are largely reflected in our current period results.

Continued poor or worsening economic conditions could result in further material charges to income and reductions in our capital position, notwithstanding our improved risk profile and strong underlying regulatory capital position.

In 2010, management announced a 2015 net income objective of $4 billion and a 2015 ROE objective of 13 per cent. While management has not changed our objective, as a result of the deterioration in the economic conditions and global instability, our 2015 objectives no longer include a cushion for further unfavourable conditions. Therefore additional risk factors may result in an inability to achieve such objectives.

22	2011 Annual Report

For example:

■

Actions taken by management to bolster capital and further reduce the Company’s risk profile could reduce earnings. In 2011, the Company entered into a third party mortality and lapse reinsurance agreement, which contributed six points to MLI’s MCCSR but which will reduce future earnings. In 2011 the Company also sold its Life Retrocession business, which generated a gain of $303 million, increased the MLI MCCSR ratio by six points, and is expected to reduce earnings by approximately $50 million per annum. Additional actions that the Company may take to bolster near-term regulatory capital ratios or accelerate its plans to reduce equity market and interest rate exposures or to increase the amounts hedged could reduce earnings.

■

A period of flat equity markets would represent underperformance relative to our long-term valuation assumption and would negatively impact earnings. In addition, as outlined below, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged. The publicly traded equity performance risk measures outlined below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong. Explicit margins for adverse deviation are applied to these assumptions, or implicit margins are determined through stochastic valuation processes, each of which results in lower net yields used in the valuation. Non-fixed income asset return assumptions vary based on asset class but are largely consistent with total returns assumed for public equities.

■	A prolonged low interest environment would result in charges related to lower fixed income URR and new business strain.
-	The fixed income URR is based on five and ten year rolling averages of government bond rates and, if current rates persist in 2012, we would expect to take a charge potentially greater than the $437 million reported in 2011. If the rates persist for the next ten years, the fixed income URR would continue to decline and could result in cumulative after-tax charges over the ten year period of $2 to $3 billion of which $1 to $2 billion would be expected to be accrued over the four year period ending 2015, under current Canadian Actuarial Standards.
-	In addition, the difference between the current investable returns and the returns used in pricing new business are generally capitalized when new business is written. Lower interest rates result in higher new business strain until products are re-priced or rates increase.
-	Fixed income reinvestment rates other than URR are based on current market rates. The net income sensitivity to changes in current rates is outlined in the section “Interest Rate and Spread Risk” below.
■	Other potential consequences of poor economic conditions include:
-	Low interest rates could negatively impact sales.
-	Lower sales volumes could put increased pressure on our ability to maintain operating expense levels within the levels provided for in the policy liability valuation and could result in lower future profit.
-	Lower risk free rates tend to increase the equity hedging costs and under certain market conditions the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic.
-	The re-investment of cash flows into low yielding AFS bonds could result in lower future earnings on surplus.
-	A lower interest rate environment could be correlated with other macro-economic factors including unfavourable economic growth and lower returns on other asset classes.
-	Lower interest rates could contribute to potential impairments of goodwill.
-	A weak or declining economic environment could increase the value of guarantees associated with variable annuities or other embedded guarantees and could contribute to adverse policyholder behaviour experience.

Regulatory and Capital Risk Factors

MFC is a holding company with no significant operations and its principal assets are the shares of its regulated insurance subsidiaries. These subsidiaries are subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries first and foremost, rather than investors. These laws and regulations include regulatory restrictions which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC.

As a result of the global financial crisis, financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes. Future regulatory capital, actuarial and accounting changes could have a material adverse effect on the Company’s consolidated financial statements and regulatory capital both on transition and going forward. While the impact of these changes remains uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a significantly adverse effect on MFC’s capital mobility, including its ability to pay dividends to shareholders, buy back its shares and service its debt. We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write.

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The Office of the Superintendent of Financial Institutions (“OSFI”) has been considering a number of changes, including establishing methodologies for evaluating standalone capital adequacy for Canadian operating life insurance companies, such as MLI, and updates to its regulatory guidance and disclosures for non-operating insurance companies acting as holding companies, such as MFC. OSFI has indicated that MCCSR and internal target capital ratio guidelines, which have not yet been determined, are expected to become applicable to MFC over a two year transition period, which may start as early as 2013. In addition, OSFI is evaluating possible changes to the capital requirements for segregated fund guarantees and for market, credit, insurance and operational risk. Changes in regulatory capital guidelines for banks under the Basel Accord or for European insurance companies under Solvency II may also have implications for Canadian insurance companies. The timing and outcome of these initiatives as well as various initiatives related to International Financial Reporting Standards (“IFRS”) are uncertain, and could have a significantly adverse impact on the Company or on our competitive position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Some recent examples of regulatory and professional standard developments which could impact our capital position include the following.

■

Until the new IFRS standard for insurance contracts is completed and effective, our policyholder liabilities continue to be valued under standards established by the Canadian Institute of Actuaries (“CIA”). The CIA has published a new research paper updating the equity calibration parameters for guaranteed variable annuities and segregated funds. The Canadian Actuarial Standards Board is expected to adopt these revised calibration parameters for valuations on or after October 15, 2012. The CIA is also expecting to publish calibration criteria for fixed income funds in 2012 as well as guidance on the modeling of future realized volatility where a hedging program is in place. Once effective, the new calibration standards will apply both to the determination of actuarial liabilities and required capital and may result in a reduction in MLI’s MCCSR ratio and the Company’s net income.

■

The amendments to IAS 19 “Employee Benefits”, effective January 1, 2013 are expected to result in a material reduction in accumulated other comprehensive income (“AOCI”), a component of equity, upon adoption. As at December 31, 2011, the consolidated pre-tax unrecognized net actuarial losses for the Company’s pension and post-employment benefits were $1,011 million and $58 million, respectively, which if persisted at the date of adoption is expected to result in a material reduction to our capital ratios and could result in significant ongoing volatility in available capital, if regulatory capital includes this component of AOCI in the future. The actual impact to the Company will be based on actuarial estimates, market conditions and capital requirements that exist at the date of transition.

■

In a development concerning U.S. statutory accounting practices potentially affecting U.S. life insurers, including John Hancock, the National Association of Insurance Commissioners (“NAIC”) created a commissioner level working group in the fall of 2011 for the purpose of reviewing a change to actuarial standards for certain universal life (“UL”) products pursuant to Actuarial Guideline 38 (“AG38”). On February 21, 2012 this working group agreed to a bifurcated approach for establishing valuation standards for in-force versus business issued after a yet to be determined date. While this action is viewed as a significant step forward in the effort to resolve the AG38 issue, additional details, questions and approvals remain outstanding. The Company is unable at this time to determine the nature or extent of potential changes or the impact of any such changes to AG38. However, based on our information to-date, it appears that any changes applied retroactively will likely not have a material adverse impact on John Hancock’s statutory capital position.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”)

Dodd-Frank Title VII creates a new framework for regulation of over-the-counter (“OTC”) derivatives which could affect those activities of the Company which use derivatives for various purposes, including hedging equity market, interest rate and foreign currency exposures. Dodd-Frank will require certain types of OTC derivative transactions to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse. The legislation could also potentially impose additional costs, including new capital requirements, and additional regulation on the Company.

Derivative transactions executed through exchanges or regulated facilities will attract new incremental margin requirements to fund initial margin, and will require variation margin to be cash settled on a daily basis which increases liquidity risk for the Company. The increase in margin requirements combined with a more restricted list of securities that qualify as eligible collateral could require us to hold larger positions in cash and treasuries, which would reduce income. Conversely, transactions executed through exchanges largely eliminate OTC counterparty credit risk but increase our exposure to the risk of an exchange or clearinghouse defaulting, and increased capital or margin requirements imposed on our OTC derivative counterparties could reduce our exposure to the counterparties’ default. In force derivative transactions will be grandfathered and could migrate to exchanges over time, or the Company may elect to accelerate the migration. We cannot predict the effect of the legislation on our hedging costs, our hedging strategy or its implementation, or whether Dodd-Frank will lead to an increase or decrease in or change in composition of the risks we hedge.

In addition, pursuant to Dodd-Frank, in October 2011, the Financial Stability Oversight Council (“FSOC”) released its second notice of proposed rulemaking outlining the proposed criteria that will inform the FSOC’s designation of non-bank financial institutions as “systemically important” and the procedures the FSOC will use in the designation process. If designated, the largest, most interconnected and highly-leveraged companies would face stricter prudential regulation, including higher capital requirements and more robust consolidated supervision. While the proposed rules specify various quantitative thresholds for use in determining which non-bank financial institutions may be designated, FSOC has left open the possibility that a non-bank financial institution can be below the thresholds and still become subject to a designation as systemically important. The comment period on the FSOC second notice of proposed rulemaking has closed, and FSOC is now reviewing submitted comments. At this stage, OSFI has not announced similar rules. Although there are good arguments why neither MFC nor any of its subsidiaries should be designated as systemically important by the FSOC, OSFI or any other regulator, at this stage we cannot predict the outcome of this regulatory initiative.

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International Financial Reporting Standards (“IFRS”)

In 2010 the International Accounting Standards Board (“IASB”) issued its Insurance Contracts (Phase II) Exposure Draft and the U.S. Financial Accounting Standards Board (“FASB”) issued its Insurance Contract Discussion paper. The insurance contract project is considered a “joint project” whereby the IASB and FASB discuss common research papers. A due process step for joint projects also involves assessing differences reached by the two Boards and determining if they can be resolved. Since 2010, the Boards have redeliberated significant issues based on feedback received on the IASB Exposure Draft and FASB Discussion paper. In 2012 the IASB expects to issue a “Review Draft” or a revised Exposure Draft. The FASB expects to issue an Exposure Draft. The final standards are not expected to be effective until at least 2015.

The insurance contracts accounting policy proposals being considered by the IASB and FASB include the definition of the discount rate used in the measurement of insurance liabilities. The draft proposals contain a discount rate approach that is not consistent with our business model because they do not align the measurement of insurance liabilities with the assets that support the payment of those liabilities. Therefore, the standard as proposed and if implemented may lead to a large initial increase in reported insurance liabilities and potentially our required regulatory capital upon adoption, and may create significant ongoing volatility in our reported results and potentially our regulatory capital, particularly for long duration guaranteed products. This mismatch between the underlying economics of our business and reported results and potentially our capital requirements could have significant unintended negative consequences on our business model which would potentially affect our customers, shareholders and the capital markets.

We, along with other companies in the insurance industry from around the world, provided feedback on the significant non-economic volatility that would result from the proposals. As a result, the IASB and the FASB are considering the use of Other Comprehensive Income to record changes in the discount rate. While this proposal removes volatility from the performance statement (income statement), it does not remove the non-economic volatility from the reported shareholders’ equity.

We believe the accounting rules under discussion, if applied to regulatory capital, could put Canadian insurers at a significant disadvantage relative to their U.S. and global peers, and also to the banking sector in Canada. The insurance industry in Canada is working with OSFI and the federal government with respect to the potential impact of these proposals on Canadian insurance companies, and the industry is urging policymakers to ensure that any future accounting and capital proposals appropriately consider the underlying business model of a life insurance company and, in particular, the implications for long duration guaranteed products which are much more prevalent in North America than elsewhere.

Ratings Risk Factors

The Company has received security ratings from approved rating organizations on certain of its long-term debt, liabilities for preferred shares and capital instruments and preferred shares qualifying as equity. In addition, the Company and its primary insurance operating subsidiaries have received financial strength/claims paying ratings. Our ratings could be adversely affected if, in the view of the rating organizations, there is deterioration in our financial flexibility, operating performance, or risk profile. Adverse ratings changes could have a negative impact on future financial results.

Reputation Risk Factors

The Company’s reputation is one of our most valuable assets. Our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, potentially causing damage to our franchise value. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks.

Market Risk

Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap changes, and from adverse foreign currency rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative non-fixed income investments.

Market Risk Management Strategy Overview

Our overall strategy to manage our market risks incorporates several component strategies, each targeted to manage one or more of the market risks arising from our businesses. At an enterprise level, these strategies are designed to manage our aggregate exposures to market risks against economic capital, regulatory required capital and earnings at risk targets.

The following table outlines our key market risks and identifies the risk management strategies which contribute to managing these risks.

	Publicly Traded Equity Performance Risk	Interest Rate Risk	Alternative Non-Fixed Income Asset Performance Risk	Foreign Exchange Risk
Product Design and Pricing	X	X	X	X
Variable Annuity Guarantee Dynamic Hedging	X	X		X
Macro Equity Risk Hedging	X			X
Asset Liability Management	X	X	X	X
Foreign Exchange Management				X

2011 Annual Report	25

We have established risk reduction plans designed to reduce our exposure to public equity risk and interest rate risk through a combination of time-scheduled and market-trigger based actions. The plans established a goal of executing additional hedges so that approximately 60 per cent of our underlying earnings sensitivity to public equity market movements is offset by hedges by the end of 2012 and approximately 75 per cent of our underlying earnings sensitivity to public equity market movements is offset by hedges by the end of 2014. In addition, we established goals to reduce our interest rate exposures, as measured by the sensitivity of shareholders’ net income to a 100 basis point decline in interest rates, to $1.65 billion as at year end 2012 and to $1.1 billion as at year end 2014. As of December 31, 2011, we are ahead of our timetable on hedging having already achieved our year end 2012 equity markets hedging goal and our 2014 interest rate hedging goal.

To reduce public equity risk, we use a combination of variable annuity guarantee dynamic hedging and general macro equity risk hedging strategies. As at December 31, 2011, we estimated that approximately 60 to 70 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The range at December 31, 2010 was 50 to 55 per cent. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. Our strategies employed for variable annuity guarantee dynamic hedging and macro equity risk hedging expose the Company to additional risks. These risks are outlined in the Market Risk Management Strategies section below.

To reduce interest rate risk, we lengthened the duration of our fixed income investments in both our liability and surplus segments by investing cash and trading shorter term bonds for longer term bonds, and by executing lengthening interest rate swaps. These actions, partially offset by the changes in interest rates and the impact of updates to policyholder liability assumptions during the year, contributed to a net reduction in the sensitivity of net income attributed to shareholders to declines in interest rates. As at December 31, 2011, a 100 basis point parallel decline in interest rates would reduce earnings by approximately $1.0 billion, compared to $1.8 billion as at December 31, 2010.

Changes in the market value of fixed income assets held in our surplus segment may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the available for sale fixed income unrealized gains or losses. It is not certain we would crystallize any of the unrealized gains or losses available.

Other risk reduction actions taken during 2011 include re-pricing of our guaranteed benefit insurance products in Canada and the U.S., and launching new insurance products with lower or limited guarantees. We also launched a lower risk variable annuity product in Japan, an initiative that followed the redesign and re-pricing of our North American variable annuities in 2009. The changes made to our product portfolio are a deliberate shift in our new business to lower risk product lines with higher profit margins.

Key Risk Factors

Publicly Traded Equity Performance Risk

Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with certain variable annuity and segregated fund products, asset based fees, and investments in publicly traded equities supporting both our general fund products and our surplus segment.

Our most significant source of equity risk arises from variable annuity and segregated funds with guarantees, where the guarantees are linked to the performance of the underlying funds. Guaranteed benefits are contingent and only payable upon death, maturity, permitted withdrawal or annuitization. If equity markets decline or even if they increase by an amount lower than that assumed in our actuarial valuation, additional liabilities may need to be established to cover the contingent liabilities, resulting in a reduction in shareholders’ net income and regulatory capital ratios. Further, if equity markets do not recover to the amount of the guarantees, by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash. In addition, a sustained flat or a decline in public equity markets would likely reduce asset based fee revenues related to variable annuities and segregated funds with guarantees and related to other wealth and insurance products.

If equity market volatility remains high, the costs of hedging the guarantees would likely increase. Further, the variable annuity dynamic hedging strategy is designed to hedge public equity and bond fund performance and interest rate movements. However, we have chosen to maintain certain risks unhedged (such as the realized market volatility), and therefore higher levels of equity and interest rate volatility will create losses on our dynamically hedged business. For additional risk factors related to our variable annuity guarantee dynamic hedging and macro equity risk hedging strategies, refer to ‘Risks Related to Hedging Strategies’ below.

Where publicly traded equity investments are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders.

Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future cash flows in publicly traded equities, a decline in the value of publicly traded equities relative to other assets could require us to change the investment mix assumed for future cash flows, increasing policy liabilities and reducing net income attributed to shareholders. In addition, a reduction in the outlook for expected future returns for publicly traded equities, which could result from a fundamental change in future expected economic growth, would increase policy liabilities and reduce net income attributed to

26	2011 Annual Report

shareholders. In addition, to the extent publicly traded equities are held as AFS, other than temporary impairments that arise will reduce income.

Expected long-term annual market growth assumptions for public equities pre-dividends are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong. Explicit margins for adverse deviation are applied to these assumptions, or implicit margins are determined through stochastic valuation processes, each of which results in lower net yields used in the valuation.

Interest Rate and Spread Risk

Interest rate and spread risk arises from general fund guaranteed benefit products, general fund adjustable benefit products with minimum rate guarantees, general fund products with guaranteed surrender values, segregated fund products with minimum benefit guarantees and from surplus fixed income investments.

Interest rate and spread risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and must be reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and guaranteed surrender values on products where investment returns are generally passed through to policyholders.

A general decline in interest rates, without a change in corporate bond spreads and swap spreads, will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a reduction in net income. A general increase in interest rates, without a change in corporate bond spreads and swap spreads, will result in a decrease in policy liabilities and an increase in net income. In addition, decreases in corporate bond spreads and increases in swap spreads will result in an increase in policy liabilities and a reduction in net income. An increase in corporate bond spreads and a decrease in swap spreads will have the opposite impact. The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on adjustable products that pass through investment returns to policyholders.

For segregated fund and variable annuity products, a sustained increase in interest rate volatility or a decline in interest rates would also likely increase the costs of hedging the benefit guarantees provided.

Alternative Non-Fixed Income Asset Performance Risk

Alternative non-fixed income asset performance risk arises from general fund investments in commercial real estate, timber properties, agricultural properties, oil and gas properties, and private equities.

Where these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. Non-fixed income assumptions vary by asset class and generally have a similar impact on policy liabilities as public equities would. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future policy cash flows in alternative non-fixed income assets, a decline in the value of these assets relative to other assets could require us to change the investment mix assumed for future cash flows, increasing policy liabilities and reducing net income. In addition, a reduction in the outlook for expected future returns for alternative non-fixed income assets, which could result from a fundamental change in future expected economic growth, would increase policy liabilities and reduce net income attributed to shareholders.

Foreign Exchange Risk

Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens, reported earnings would decline and our reported shareholders’ equity would decline. Further, to the extent that the resultant change in available capital is not offset by a change in required capital, our regulatory capital ratios would be reduced. A weakening of the Canadian dollar against the foreign currencies in which we do business would have the opposite effect, and would increase reported Canadian dollar earnings and shareholders’ equity, and would potentially increase our regulatory capital ratios.

Market Risk Management Strategies

Product Design and Pricing

Our product design and pricing standards and guidelines are designed with the objective of aligning our product offerings with our risk taking philosophy and tolerances, and in particular, that incremental risk generated from new sales aligns with our strategic risk objectives and risk targets. The specific design features of our product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as our associated investment strategies help to mitigate the level of underlying risk. We regularly review and modify all key features within our product offerings, including premiums and fee charges with a goal of meeting both profit and risk targets. New product initiatives, new business reinsurance arrangements and material insurance underwriting initiatives must be reviewed and approved by the CRO or key individuals within CRM.

Variable Annuity Guarantee Dynamic Hedging Strategy

The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee policy liabilities and available capital, to both public equity and bond fund performance and interest rate movements. The objective of the dynamic

2011 Annual Report	27

hedging strategy is to offset as closely as possible, the change in our internally defined economic value of guarantees, with the profit and loss from our hedge asset portfolio. The internal economic value of guarantees moves in close tandem with, but not exactly as, our variable annuity guarantee policy liabilities, as it reflects best estimate liabilities and does not include any liability provisions for adverse deviations.

Our current hedging approach is to short exchange-traded equity index and government bond futures and execute currency futures and lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity guarantees. We dynamically rebalance these hedge instruments as market conditions change, in order to maintain the hedged position within established limits. We may consider the use of additional hedge instruments opportunistically in the future.

We employ dynamic hedging for virtually all new variable annuity guarantee business when written, or as soon as practical thereafter, and just over half of our in-force variable annuity guarantee values were dynamically hedged as at December 31, 2011. We intend to initiate dynamic hedging for incremental amounts of in-force business not dynamically hedged as market conditions meet our criteria. Public equity risk arising from business not dynamically hedged is managed through our macro equity risk hedging strategy and interest rate risk arising from variable annuity business not dynamically hedged is managed within our asset liability management strategy. During 2011, we initiated dynamic hedging on an additional $8.5 billion of in-force variable annuity guarantee value.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

■	Policyholder behaviour and mortality experience are not hedged;
■	Provisions for adverse deviation in the policy liabilities are not hedged;
■	A portion of interest rate risk is not hedged;
■	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;
■	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;
■	Correlations between interest rates and equity markets could lead to unfavourable material second order impacts;
■

Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets and/or interest rates. The impact is magnified when these impacts occur concurrently; and

■	Not all other risks are hedged.

The risks related to the variable annuity dynamic hedging strategy are described below within ‘Risks Related to Hedging Strategies’.

Macro Equity Risk Hedging Strategy

The macro equity risk hedging strategy is designed to hedge a portion of our earnings sensitivity to public equity markets movements arising from the following sources in order to maintain our overall earnings sensitivity to public equity market movements below targeted levels:

■	General fund equity holdings backing non-participating liabilities;
■	Variable life insurance;
■	Variable annuity guarantees not dynamically hedged;
■	Unhedged provisions for adverse deviation related to variable annuity guarantees dynamically hedged;
■	Variable annuity fees not associated with guarantees; and
■	Fees on segregated funds without guarantees, mutual funds and institutional assets managed.

We currently execute our macro equity risk hedging strategy by shorting equity futures and executing currency futures, and rolling them over at maturity. We may consider the use of alternative long maturity instruments opportunistically in the future. The notional value of equity futures contracts that were shorted as part of our macro equity risk hedging strategy as at December 31, 2011 was approximately $5.6 billion. Management intends to increase the amount of macro equity hedges on a time-scheduled and market-trigger basis. Management also intends to increase the amount of hedges in order to maintain our overall earnings sensitivity to equity market movements below targeted levels should markets decline.

Risks Related to Hedging Strategies

Our variable annuity guarantee dynamic hedging strategy relies on the execution of derivative transactions in a timely manner. Therefore, hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become significant as equity markets and interest rates increase. The dynamic hedging strategy is highly dependent on complex systems and mathematical models that are subject to error, which rely on forward-looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the dynamic hedging strategy there may be additional, unidentified risks that may negatively impact our business and future financial results.

The macro equity risk hedging strategy exposes the Company to risks. The strategy relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to the risk of increased funding and collateral demands which may become significant as equity markets increase.

28	2011 Annual Report

There can be no assurance that the Company’s exposure to public equity markets will be reduced to within the year-end 2014 target, or that our exposure to movements in interest rates will remain below the year-end 2014 target.

We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we initiate hedging. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products. In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Policy liabilities and MCCSR required capital for variable annuity guarantees are determined using long-term forward-looking estimates of volatilities. These long-term forward-looking volatilities assumed for policy liabilities and required capital meet the Canadian Institute of Actuaries and OSFI calibration standards. To the extent that realized equity or interest rate volatilities in any quarter exceed the assumed long-term volatilities, or correlations between interest rate changes and equity returns are higher, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The sensitivity of liability values to equity market and interest rate movements that we hedge are based on long-term expectations for longevity and policyholder activity, since the impact of actual longevity and policyholder experience variances cannot be hedged using capital markets instruments.

Asset Liability Management Strategy

Our asset liability management strategy is designed to help ensure that the market risks embedded in our assets and liabilities held in the Company’s general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained below targeted levels. The embedded market risks include risks related to the level and movement of interest rates and credit spreads, public equity market performance, alternative non-fixed income asset performance and foreign exchange rate movements.

General fund product liabilities are segmented into groups with similar characteristics that are supported by specific asset segments. Each segment is managed to a target investment strategy appropriate for the premium and benefit pattern, policyholder options and guarantees, and crediting rate strategies of the products they support. Similar strategies are established for assets in the Company’s surplus account. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets.

We employ matching mandates, target return mandates or a combination of both in managing the assets in each segment. Matching mandates invest in fixed income assets such as publicly traded bonds, private debt and mortgages and seek to match the term profile of the liabilities, subject to the assets available in investment markets. Target return mandates invest a portion in a diversified basket of alternative non-fixed income assets with the remainder invested in fixed income assets and seek to generate returns sufficient to support either guaranteed obligations or to maximize policyholder dividends or credited rates subject to risk and capital constraints for products that generally pass-through investment returns to policyholders. We manage overall allocations to alternative non-fixed income assets to reflect our risk tolerances.

We group our liabilities into four broad categories:

■

Guaranteed products with premiums and benefits that are not adjusted with changes in investment returns and interest rates. We use a combination of matching and target return mandates with the matching mandates supporting obligations within the term period for which fixed income assets are generally available in investment markets.

■

Adjustable products which have benefits that are generally adjusted as interest rates and investment returns change, but which have minimum credited rate guarantees. These tend to be supported by target return mandates although segments supporting shorter term liabilities may use matching mandates.

■

Variable annuity guarantee liabilities with benefits and liability amounts that fluctuate significantly with performance of the underlying segregated funds. These tend to be supported by matching mandates.

■	Non-insurance liabilities which are commingled with the assets held in our surplus account. These tend to be supported by a combination of mandates.

In our general fund, we limit concentration risk associated with non-fixed income asset performance by investing in a diversified basket of assets including public and private equities, commercial real estate, timber and agricultural properties, and oil and gas assets. We further diversify risk by managing publicly traded equities and alternative non-fixed income asset investments against established targets and limits, including for industry type and corporate connection, commercial real estate type and geography, and timber and agricultural property geography and crop type.

Authorities to manage our investment portfolios are delegated to investment professionals who manage to benchmarks derived from the target investment strategies established for each segment, including interest rate risk tolerances. Interest rate risk exposure measures are monitored and communicated to portfolio managers with frequencies ranging from daily to annually, depending on the type of liability. Asset portfolio rebalancing, accomplished using cash investments or derivatives, may occur at frequencies ranging from daily to monthly, depending on our established risk tolerances and the potential for changes in the profile of the assets and liabilities.

2011 Annual Report	29

Our asset liability management strategy incorporates a wide variety of risk measurement, risk mitigation and risk management and hedging processes. The liabilities and risks to which the Company is exposed, however, cannot be completely matched or hedged due to both limitations on instruments available in investment markets and uncertainty of policyholder experience and consequent liability cash flows.

Foreign Exchange Risk Management Strategy

Our foreign exchange risk management strategy is designed to hedge the sensitivity of our regulatory capital ratios to movements in foreign exchange rates. In particular, the objective of the strategy is to offset within acceptable tolerance levels, changes in required capital with changes in available capital that result from movements in foreign exchange rates. These changes occur when assets and liabilities related to business conducted in currencies other than Canadian dollars are translated to Canadian dollars at period ending exchange rates.

Our policy is to generally match the currency of our assets with the currency of the liabilities they support, and similarly, we have a policy of generally matching the currency of the assets in our shareholders’ equity account to the currency of our required capital. Where assets and liabilities are not matched, forward contracts and currency swaps are used to stabilize our capital ratios and our capital adequacy relative to economic capital, when foreign exchange rates change.

We have established target levels of risk exposure, measured in terms of potential changes in capital ratios due to foreign exchange rate movements, determined to represent a specified likelihood of occurrence based on internal models. We utilize a Value-at-Risk (“VaR”) methodology quarterly to estimate the potential impact of currency mismatches on our capital ratios.

While our risk management strategy is designed to stabilize capital adequacy ratios, the sensitivity of reported shareholders’ equity and income to foreign exchange rate changes is not hedged.

Sensitivities and Risk Exposure Measures

Caution Related to Sensitivities

In the sections that follow, we have provided sensitivities and risk exposure measures for certain risks. These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

Variable Annuity and Segregated Fund Guarantees

Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

30	2011 Annual Report

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees gross and net of reinsurance, and net of the business dynamically hedged.

Variable Annuity and Segregated Fund Guarantees

As at December 31, (C$ millions)	2011			2010
	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$7,518	$5,358	$2,163	$8,202	$6,359	$1,856
Guaranteed minimum withdrawal benefit	66,655	56,954	9,907	62,382	57,331	6,391
Guaranteed minimum accumulation benefit	23,509	23,030	2,813	23,902	25,152	1,980
Gross living benefits(2)	$97,682	$85,342	$14,883	$94,486	$88,842	$10,227
Gross death benefits(3)	15,202	11,614	3,232	16,279	12,736	2,813
Total gross of reinsurance and hedging	$112,884	$96,956	$18,115	$110,765	$101,578	$13,040
Living benefits reinsured	$6,491	$4,622	$1,871	$7,108	$5,506	$1,611
Death benefits reinsured	4,360	3,430	1,104	4,924	4,070	1,052
Total reinsured	$10,851	$8,052	$2,975	$12,032	$9,576	$2,663
Total, net of reinsurance	$102,033	$88,904	$15,140	$98,733	$92,002	$10,377
Living benefits dynamically hedged	$55,522	$50,550	$6,346	$44,606	$44,827	$2,685
Death benefits dynamically hedged	5,133	3,461	739	4,685	3,032	424
Total dynamically hedged	$60,655	$54,011	$7,085	$49,291	$47,859	$3,109
Living benefits retained	$35,669	$30,170	$6,666	$42,772	$38,509	$5,931
Death benefits retained	5,709	4,723	1,389	6,670	5,634	1,337
Total, net of reinsurance and dynamic hedging	$41,378	$34,893	$8,055	$49,442	$44,143	$7,268

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)

Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

As at December 31, 2011, approximately 63 per cent of the guarantee value was either dynamically hedged or reinsured, compared to 55 per cent at December 31, 2010. The business dynamically hedged at December 31, 2011 comprises 59 per cent of the variable annuity guarantee values, net of amounts reinsured.

The policy liabilities established for these benefits were $10,021 million at December 31, 2011 (2010 – $3,101 million). These policy liabilities include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $3,586 million at December 31, 2011 (2010 – $2,083 million). The policy liabilities for the hedged block were $6,435 million at December 31, 2011 (2010 – $1,018 million). The increase in the policy liabilities for the hedged block was primarily due to the adverse impact of interest rate movements on the cost of hedging associated with the dynamic hedging program that is reflected in IFRS hedged reserves and the adverse impact from basis changes. The year over year increase in policy liabilities related to the unhedged business was due primarily to the adverse impacts from basis changes and interest rate movements, offset by the favourable impact of improved public equity markets.

Variable Contracts with Guarantees

Variable contracts with guarantees are invested, at the policyholder’s discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below:

Investment categories for variable contracts with guarantees

As at December 31, (C$ millions)	2011	2010
Equity funds	$34,123	$37,400
Balanced funds	55,921	57,411
Bond funds	10,296	10,430
Money market funds	3,027	2,805
Other fixed interest rate investments	1,519	1,452
Total	$104,886	$109,498

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging.

Notional value of shorted equity futures contracts

As at December 31, (C$ millions)	2011	2010
For variable annuity guarantee dynamic hedging strategy(1)	$10,600	$4,200
For macro equity risk hedging strategy	5,600	5,100
Total	$16,200	$9,300

(1)	Reflects net short and long positions for exposures to similar exchanges.

2011 Annual Report	31

Publicly Traded Equity Performance Risk

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity policy liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We assume that for a 10, 20 and 30 per cent decrease in the market value of public equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities of the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of public equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively.

As at December 31, 2011 the change in the value of the hedge assets was estimated to offset 60 to 70 per cent of the underlying impact on net income attributed to shareholders16 from a 10 per cent decline in publicly traded equity value. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the ranges assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The Company targets to have hedge assets mitigate 60 per cent of the underlying impact by the end of 2012 and 75 per cent of the underlying impact by the end of 2014.

Sensitivities at December 31, 2011 were largely unchanged as compared to December 31, 2010, with reductions in equity sensitivity as a result of the additional dynamic hedging on our in-force variable annuity business in Q1 2011 being largely offset by the increased equity sensitivity on our non-dynamically hedged in-force business as a result of equity market declines during Q3 2011.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2011 (C$ millions)
	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(6,080)	$(3,830)	$(1,780)	$1,490	$2,720	$3,690
Asset based fees	(260)	(180)	(80)	90	180	260
General fund equity investments(3)	(300)	(200)	(110)	100	200	300
Total underlying sensitivity	$(6,640)	$(4,210)	$(1,970)	$1,680	$3,100	$4,250
Impact of hedge assets
Impact of macro hedge assets	$1,420	$950	$470	$(470)	$(950)	$(1,420)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,170	1,980	900	(710)	(1,240)	(1,610)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,590	$2,930	$1,370	$(1,180)	$(2,190)	$(3,030)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,050)	$(1,280)	$(600)	$500	$910	$1,220
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(950)	(500)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(3,000)	$(1,780)	$(780)	$360	$610	$740
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	69%	70%	70%	70%	71%	71%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	55%	58%	60%	79%	80%	83%

(1)	See “Caution Related to Sensitivities” above.
(2)

Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(3)

This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

[16]	Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

32	2011 Annual Report

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2010 (C$ millions)
	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(4,840)	$(2,940)	$(1,300)	$1,010	$1,830	$2,300
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(270)	(180)	(90)	100	200	300
Total underlying sensitivity	$(5,380)	$(3,300)	$(1,480)	$1,200	$2,210	$2,870
Impact of hedge assets
Impact of macro hedge assets	$1,270	$850	$420	$(420)	$(850)	$(1,270)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	1,680	980	400	(260)	(440)	(560)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$2,950	$1,830	$820	$(680)	$(1,290)	$(1,830)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,930)	$(1,710)	$(740)	$460	$810	$870
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	55%	55%	55%	57%	58%	64%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	46%	48%	50%	62%	63%	70%

(1)	See “Caution Related to Sensitivities” above.
(2)

Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(3)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedges is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

(4)

This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

Changes in equity markets impact our available and required components of the MCCSR ratio. The following table shows the potential impact to MLI’s MCCSR ratio resulting from changes in public equity market values, assuming that the change in the value of the hedge assets does not completely offset the change of the related variable annuity guarantee liabilities.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)

As at December 31,	2011						2010
	-30%	-20%	-10%	10%	20%	30%	-30%	-20%	-10%	10%	20%	30%
Impact on MLI MCCSR (percentage points)	(27)	(15)	(7)	2	3	4	(27)	(16)	(7)	7	15	24

(1)	See “Caution Related to Sensitivities” above.
(2)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively.

2011 Annual Report	33

Interest Rate and Spread Risk

The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities. We also assume no change to the ultimate reinvestment rate (“URR”).

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at December 31, (C$ millions)	2011		2010
	-100bp	+100bp	-100bp	+100bp
General fund products(2)	$(500)	$350	$(1,400)	$1,200
Variable annuity guarantees(3)	(500)	350	(400)	300
Total	$(1,000)	$700	$(1,800)	$1,500

(1)	See “Caution Related to Sensitivities” above.
(2)	The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(3)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
(4)

Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

The decline in exposures was primarily driven by the actions to extend the duration of our fixed income investments supporting policyholder liabilities. These impacts were partially offset by generally lower interest rates in the markets where we operate and the impact of increases to policy liabilities as a result of our annual review of policy valuation assumptions.

Actuarial reserves are determined by testing a range of future interest rate scenarios, including those prescribed by actuarial standards of practice. These future scenarios are derived from interest rates and spreads at the end of the quarter. The scenario that produces the highest reserve requirement determines the reserve that is held at the end of the quarter and is called the booking scenario.

Should interest rates and/or corporate spreads decline as indicated in the sensitivities above (and potentially smaller amounts), the future interest rate scenario that would produce the highest reserve, or booking scenario, could change in some jurisdictions. The current booking scenario begins with current rates grading to a URR with corporate bond spreads that grade to an expected long- term level over five years and a proportional reduction in future investment in corporate bonds to zero over 20 years. The potential change is one where then current interest rates, spreads and investment in corporate bonds prevail for the lifetime of the business.

The impact of the change in the booking scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities shown above. For this reason, the impact of changes less than the amounts indicated are unlikely to be linear relative to this estimate. The change in booking scenario added approximately $500 million to the impact of a 100 basis point decline in interest rates and $300 million to the impact of a 50 basis point reduction in corporate spreads. Actual results in the future will be affected by a wide variety of factors and no simple formula can accurately predict the potential impact.

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in our surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would crystallize any of the unrealized gains or losses available. As at December 31, 2011 the AFS fixed income assets held in the surplus segment were in a net after-tax unrealized gain position of $131 million (gross after-tax unrealized gains were $400 million and gross after-tax unrealized losses were $269 million).

The following table shows the potential impact on net income attributed to shareholders including the change in the market value of fixed income assets held in our surplus segment, which could be realized through the sale of these assets.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including on the change in market value of AFS fixed income assets in the surplus segment(1),(2)

As at December 31, (C$ millions)	2011		2010
	-100bp	+100bp	-100bp	+100bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,000)	$700	$(1,800)	$1,500
Impact of the change in the market value of AFS fixed income assets held in the surplus segment(2)	800	(700)	1,200	(900)
Including 100% of the change in the market value of fixed income assets held in the surplus segment(2)	$(200)	$–	$(600)	$600

(1)	See “Caution Related to Sensitivities” above.
(2)

The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss. The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

34	2011 Annual Report

The following table shows the potential impact on MLI’s MCCSR ratio from an immediate change in interest rates.

Potential impact on MLI’s MCCSR ratio arising from an immediate one per cent parallel change in interest rates(1)

As at December 31, (percentage points)	2011		2010
	-100bp	+100bp	-100bp	+100bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	(18)	13	(23)	19
Impact including 100% of the change in the market value of the AFS fixed income assets held in the surplus segment(2)	(13)	8	(14)	12

(1)	See “Caution Related to Sensitivities” above.
(2)

The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss. The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads(1),(2)

As at December 31, (C$ millions)	2011		2010
	-50bp	+50bp	-50bp	+50bp
Corporate spreads(3),(4),(5)	$(900)	$500	$(500)	$400

(1)	See “Caution Related to Sensitivities” above.
(2)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.
(3)

The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in segregated fund bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(4)	Corporate spreads are assumed to grade to the long-term average over five years.
(5)

Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

The sensitivity of shareholders’ net earnings to changes in corporate spreads increased over 2011, primarily due to the change in the booking scenario described above and the decline in interest rates over the year.

Potential impact on net income attributed to shareholders arising from changes to swap spreads(1),(2),(3)

As at December 31, (C$ millions)	2011		2010
	-20bp	+20bp	-20bp	+20bp
Swap spreads(2)	$600	$(600)	$200	$(200)

(1)	See “Caution Related to Sensitivities” above.
(2)

The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in segregated fund bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in swap spreads.

(3)

Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

The sensitivity of shareholders’ net earnings to changes in swap spreads increased over the year due to the additional forward starting swaps executed.

Alternative Non-Fixed Income Asset Performance Risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of alternative non-fixed income assets different than the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in alternative non-fixed income asset returns(1),(2)

As at December 31, (C$ millions)	2011		2010
	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(750)	$750	$(500)	$600
Private equities and other alternative non-fixed income assets	(550)	550	(400)	400
Alternative non-fixed income assets	$(1,300)	$1,300	$(900)	$1,000

(1)	See “Caution Related to Sensitivities” above.
(2)

This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on non-fixed income asset weightings; (ii) any gains or losses on non-fixed income investments held in the Corporate and Other segment; or (iii) any gains or losses on non-fixed income investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative non-fixed income asset returns.

2011 Annual Report	35

The increased sensitivity from December 31, 2010 to December 31, 2011 is primarily related to the drop in fixed income rates (reducing the rate at which funds can reinvest) as well as the change in foreign exchange rates.

Foreign Exchange Risk

The following table shows the impact on net income attributed to shareholders of a ten per cent change in the Canadian dollar relative to our key operating currencies.

Potential impact on net income attributed to shareholders(1)

	2011		2010
As at December 31, (C$ millions)	+10% strengthening	-10% weakening	+10% strengthening	-10% weakening
10% change relative to the U.S. Dollar	$91	$(91)	$129	$(129)
10% change relative to the Japanese Yen	(8)	8	9	(9)

(1)

See “Caution Related to Sensitivities” above. Normally, a strengthening Canadian dollar would reduce the Canadian dollar equivalent of our foreign denominated earnings. Applying a ten per cent strengthening of the Canadian dollar to the U.S. dollar denominated losses experienced in 2010 and 2011 and the Japanese Yen denominated losses in 2010 reduces these losses and therefore would have a positive impact to shareholders’ earnings.

The following table shows the impact on shareholders’ equity of a ten per cent change in the Canadian dollar relative to our key operating currencies.

Potential impact on shareholders’ equity(1)

	2011		2010
As at December 31, (C$ millions)	+10% strengthening	-10% weakening	+10% strengthening	-10% weakening
10% change relative to the U.S. Dollar	$(1,564)	$1,564	$(1,807)	$1,807
10% change relative to the Japanese Yen	(310)	310	(292)	292

(1)	See “Caution Related to Sensitivities” above.

Liquidity Risk

Liquidity risk is the risk of not having access to sufficient funds or liquid assets to meet both expected and unexpected cash and collateral demands.

Key Risk Factors

Manulife Financial is exposed to liquidity risk in each of our operating companies and in our holding company. In the operating companies, expected cash and collateral demands arise day-to-day to fund anticipated policyholder benefits, withdrawals of customer deposit balances, reinsurance settlements, derivative instrument settlements/collateral pledging, expenses, investment and hedging activities. Under stressed conditions, unexpected cash and collateral demands could arise primarily from an increase in the level of policyholders either terminating policies with large cash surrender values or not renewing them when they mature, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements or collateral demands. The implementation of Dodd-Frank in the United States in 2012 will require certain derivatives to migrate from bilateral arrangements to clearing houses, and this is expected to increase liquidity requirements to support these contracts.

The ability of our holding company to fund its cash requirements depends upon it receiving dividends, distributions and other payments from our operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, may have restrictions on payments which they may make to MFC.

In the normal course of business, third party banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically. At time of renewal, the Company is exposed to repricing risk and under adverse conditions increases in costs will be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital at the operating company level. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. Although the Company did not experience any material change in aggregate capacity during the financial crisis of the past three years, changes in prices and conditions were adverse during the market turbulence. There were no assets pledged against these outstanding letters of credit as at December 31, 2011.

Risk Management Strategy

Global liquidity management policies and procedures are designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.

36	2011 Annual Report

We seek to reduce liquidity risk by diversifying our business across different products, markets, geographical regions and policyholders. We design insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We aim to reduce liquidity risk in our deposit funded businesses by diversifying our funding sources and appropriately managing the term structure of our funding. We forecast and monitor daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. Our centralized cash pool consists of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to mitigate derivative counterparty credit risk, assets pledged to exchanges as initial margin and assets held as collateral for repurchase funding agreements. Total unencumbered assets were $261.8 billion as at December 31, 2011 (2010 – $214.6 billion).

The market values of our derivative portfolio are periodically stress tested based on shocks to interest rates, underlying indices, and foreign exchange rates to assess the potential collateral and cash settlement requirements under stressed conditions. Increased use of derivatives for hedging purposes has necessitated greater emphasis on measurement and management of contingent liquidity risk. In 2011, comprehensive new liquidity stress testing was implemented which measures, on an integrated basis, the impact of equity market and rate shocks on derivative collateral requirements, reserve requirements, reinsurance settlements, policyholder behaviour and the market value of eligible liquid assets. We manage the asset mix of our balance sheet taking into account the need to hold adequate unencumbered and appropriate liquid assets to satisfy the potential additional requirements arising under stressed scenarios and to allow our liquidity ratios to remain strong.

Consolidated group operating and strategic liquidity levels are managed against established minimums. We set minimum operating liquidity as the level of one month’s operating cash outflows. We measure strategic liquidity under both immediate (within one month) and ongoing (within one year) stress scenarios. Our policy is to maintain the ratio of adjusted liquid assets to adjusted policy liabilities at or above a pre-established target. Adjusted liquid assets include unencumbered cash and short-term investments, and marketable bonds and stocks that are discounted to reflect convertibility to cash, net of maturing debt obligations. Policy liabilities are adjusted to reflect their potential for withdrawal. In addition to managing the consolidated liquidity levels, each entity maintains sufficient liquidity to meet its standalone demands.

Manulife Bank has a liquidity risk management policy framework, managed on a standalone basis. The framework includes stress testing, cashflow modeling, a funding plan and a contingency plan. The bank has established a securitization infrastructure which enables the bank to access a range of funding and liquidity sources.

Risk Exposure Measures

Our strategic liquidity ratios are provided in the following table.

As at December 31, (C$ millions, unless otherwise stated)	2011		2010
	Immediate Scenario	Ongoing Scenario	Immediate Scenario	Ongoing Scenario
Adjusted liquid assets	$123,429	$124,685	$103,787	$106,341
Adjusted policy liabilities	$27,452	$35,656	$24,467	$32,058
Liquidity ratio	450%	350%	424%	332%

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Key Risk Factors

Worsening or continued poor economic conditions could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in policy liabilities.

Risk Management Strategy

The Company has established objectives for overall quality and diversification of our general fund investment portfolio and criteria for the selection of counterparties, including derivative counterparties, reinsurers and insurance providers. Our policies establish exposure

2011 Annual Report	37

limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. Our general fund fixed income investments are primarily investment grade bonds and commercial mortgages. While we have minimal exposure to credit default swaps, we have recently launched a program for selling CDS that employs a highly selective, diversified and conservative approach. All CDS decisions will follow the same rigorous underwriting standards as our cash bond portfolio and we believe the addition of this asset class will allow us to better diversify our overall credit portfolio.

Our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standard market-based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and Company experience, and to resulting default costs.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.

We limit the types of authorized derivatives and applications and require pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies. Derivative counterparty exposure limits are established based on a minimum acceptable counterparty credit rating of A- from internationally recognized rating agencies. We measure derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure, taking into account current exposures and potential future exposures reflecting the level of ceded policy liabilities. We require all reinsurance counterparties and insurance providers to meet minimum risk rating criteria.

Regular reviews of the credits within the various portfolios are undertaken with the goal of identifying changes to credit quality, and where appropriate, taking corrective action. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.

We establish an allowance for losses on a loan when it becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value when we establish the allowance. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. We base the allowance for loss on current recoverables and ceded policy liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional allowances or asset write-downs will not be required.

Policy liabilities include general provisions for credit losses from future asset impairments. We set these conservatively, taking into account average historical levels and future expectations, with a provision for adverse deviations. Fluctuations in credit default rates and deterioration in credit ratings of borrowers may result in losses if actual rates exceed expected rates.

Throughout the recent challenging credit environment, our credit policies and procedures and investment strategies have remained fundamentally unchanged. Credit exposure in our investment portfolio is actively managed to reduce risk and mitigate losses and derivative counterparty exposure is managed proactively. Defaults and downgrade charges were generally below the historical average in 2011, however, we still expect volatility on a quarterly basis and losses could potentially rise above long-term expected levels.

Risk Exposure Measures

As at December 31, 2011 and December 31, 2010, for every 50 per cent that credit defaults over the next year exceeded the rates provided for in policy liabilities, net income attributed to shareholders would be reduced by $63 million and $65 million, respectively. Downgrades could also be higher than assumed in policy liabilities resulting in policy liability increases and a reduction in net income.

The table below shows net impaired assets and allowances for loan losses.

Net Impaired Assets and Loan Losses

As at December 31, (C$ millions, unless otherwise stated)	2011	2010
Net impaired fixed income assets	$ 486	$ 536
Net impaired fixed income assets as a per cent of total invested assets	0.21%	0.27%
Allowance for loan losses	$ 94	$ 118

38	2011 Annual Report

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Key Risk Factors

We make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish policy liabilities. Assumptions for future claims are based on both Company and industry experience and predictive models, and assumptions for future policyholder behaviour are based on Company experience and predictive models. Assumptions for future policyholder behaviour includes assumptions related to the retention rates for insurance and wealth products. Losses may result should actual experience be materially different than that assumed in the design, pricing and sale of products. Such losses could have a significant adverse effect on our results of operations and financial condition. In addition, we periodically review the assumptions we make in determining our policy liabilities and the review may result in an increase in policy liabilities and a decrease in net income attributable to shareholders. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions we make.

Life and health insurance claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. The ultimate level of lifetime benefits paid to policyholders may be impacted by unexpected changes in life expectancy. Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. For example, a weak or declining economic environment could increase the value of guarantees associated with variable annuities or other embedded guarantees and contribute to adverse policyholder behaviour experience. As well, adverse claims experience could result from systematic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, underwriting process failures, or other factors.

We purchase reinsurance protection on certain risks underwritten by our various business segments. External market conditions determine the availability, terms and cost of the reinsurance protection for new business and, in certain circumstances, the cost of reinsurance for business already reinsured. Accordingly, we may be forced to incur additional costs for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Risk Management Strategy

We have established a broad framework for managing insurance risk, together with all other elements of product design, product pricing, underwriting and reinsurance purchase practices, set out by our Product Design and Pricing Policy, Underwriting and Claims Management Policy and Reinsurance Risk Management Policy, and we have established global product design and pricing standards and guidelines, and reinsurance guidelines, aimed to help ensure our product offerings align with our risk taking philosophy and risk targets, and achieve acceptable profit margins. These cover:

■ product design features ■ use of reinsurance ■ pricing models and software ■ internal risk-based capital allocations ■ target profit objectives	■ pricing methods and assumption setting ■ stochastic and stress scenario testing ■ required documentation ■ review and approval processes ■ experience monitoring programs

In each business unit, we designate individual pricing officers who are accountable for all pricing activities and chief underwriters who are accountable for the underwriting activities. The general manager and chief financial officer of each business unit, the divisional risk officer and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as reinsurance treaties with third parties, with the goal of meeting corporate standards. Corporate Actuarial approves all policy liability valuation methods and assumptions and approves reinsurance treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments of the product development and pricing activities of all businesses. We also facilitate knowledge transfer between staff working with similar businesses in different geographies in order to leverage best practices.

We utilize a global underwriting manual intended to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life that are intended to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is US$30 million for a single life (US$35 million for survivorship life policies) and is shared across businesses. We apply lower limits in some markets and jurisdictions. We aim to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, we aim to reduce the likelihood of high aggregate claims by operating internationally and insuring a wide range of unrelated risk events.

The Company’s aggregate exposure to each of policyholder behaviour risk and claims risk are managed against enterprise-wide economic capital, regulatory capital and earnings at risk targets. The policyholder behaviour risk targets cover the combined risk arising from policyholder renewal activity, policy lapses and surrenders, withdrawals, premium payment patterns, fund selections, and other policyholder driven activity. The claims risk targets cover the combined risk arising from mortality, longevity and morbidity.

2011 Annual Report	39

Internal experience studies, as well as trends in our experience and that of the industry, are monitored to update current and projected claims and policyholder behaviour assumptions, resulting in updates to policy liabilities as appropriate.

We continue to seek state regulatory approvals for price increases on existing long-term care business in the United States. We cannot be certain whether or when each approval will be granted. Our policy liabilities reflect our estimates of the impact of these price increases, but should we be less successful than anticipated in obtaining them, then policy liabilities would increase accordingly.

Risk Exposure Measures

Fluctuations in claims experience may result in losses. The table below shows the potential change in earnings attributable to shareholders, for every five per cent that actual mortality and morbidity rates over the next year differ from the rates provided for in policy liabilities.

Potential Impact on Net Income Attributed to Shareholders(1),(2)

As at December 31, (C$ millions)	2011		2010
	-5%	+5%	-5%	+5%
Impact of change in mortality rates	$34	$(34)	$58	$(58)
Impact of change in morbidity rates	93	(93)	86	(86)
Total	$127	$(127)	$144	$(144)

(1)	See “Caution Related to Sensitivities” above.
(2)

These exposure measures were determined under the assumption that claims experience would subsequently return to normal levels and as such no change would be required to policy liabilities for future years. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in mortality or morbidity rates.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, risk management policies and procedures, systems failures, human performance failures or from external events.

Key Risk Factors

Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy, human resource management and employment practices, processing errors, complex modeling, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks; therefore, if not managed effectively, can impact our ability to manage other key risks such as credit risk, market risk, liquidity risk and insurance risk.

Risk Management Strategy

Our corporate governance practices, corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by establishing appropriate internal controls and systems, compensation programs, and by seeking to retain trained and competent people throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark them against peer companies. We establish enterprise-wide risk management programs for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures.

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing global and local insurance coverage that provides some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations. We determine the nature and amount of insurance coverage we purchase centrally, considering our enterprise-wide exposures and risk tolerances.

The following is a further description of key operational risk factors with associated management strategies.

Legal and Regulatory Risk

In addition to the regulatory and capital requirements described under Strategic Risk, the Company is subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. While many of these laws and regulations are intended to protect policyholders, beneficiaries, depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable laws or regulations could result in financial penalties or sanctions, and damage our reputation. We are also regularly involved in litigation, both as a plaintiff or defendant, which could result in an unfavourable resolution.

40	2011 Annual Report

Global Compliance oversees our regulatory compliance program and function, supported by designated Chief Compliance Officers in every Division. The program is designed to promote compliance with regulatory obligations worldwide and to assist in making the Company aware of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues and changes and prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and business practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing, privacy (i.e., handling of personal information) and regulatory filings. In addition, we have policies, processes and controls in place to help protect the Company, our customers and other related third parties from acts of fraud and from risks associated with money laundering and terrorist financing. Audit Services and Global Compliance periodically assess the effectiveness of the control environment. For further discussion of government regulation and legal proceedings, refer to “Government Regulation” and “Legal Proceedings” in our most recent Annual Information Form.

Technology, Information Security and Business Continuity Risks

Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Our technology infrastructure, information services and applications are governed and managed according to operational integrity, resiliency, data integrity and information security policies, standards and controls. Disruption to Information Services operations due to system failure, security breach or global crisis can have negative consequences for our businesses. We have business continuity and disaster recovery, information security, technology risk and other policies, plans and procedures in place designed to minimize the impact of business disruptions, ensure compliance with laws and regulations and protect confidential/personal information; however these may not be completely effective at avoiding impact to the business. Disruptions, breaches or violations caused by errors, natural disasters, man-made disasters, criminal activity, fraud, cyber attacks, pandemics or other events beyond our control, could prevent us from effectively operating our business, or could adversely impact us from a financial, operational and reputational perspective.

Technology related risks are managed through a standard systems development methodology, business continuity processes and information security practices as part of our Global Information Risk Management program. Global Information Services implements controls to mitigate risks associated with information security, information systems privacy and compliance, business continuity and disaster recovery. The Global Information Risk Management team maintains and updates policies along with standards of practice designed to ensure to the extent practical, key business functions can continue normal operations effectively and efficiently, in the event of a major disruption. Each business unit is accountable for preparing and maintaining its own detailed business continuity plans and processes and the global program incorporates periodic scenario analysis designed to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical functions. The business continuity team establishes and regularly tests crisis management plans and global crisis communications protocols. The divisions maintain off-site backup facilities and failover capability designed to minimize downtime and accelerate system recovery. As part of our standard vendor management process we subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to standard review procedures, prior to their approval. We have policies and procedures in place to monitor the ongoing results and contractual compliance of such third party arrangements.

Human Resource Risks

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and an inability to recruit qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks, including recruiting programs at every level of the organization, training and development programs, and competitive compensation programs that are designed to attract, motivate and retain high-performing employees.

Model Risk

Our reliance on highly complex models for pricing, valuation and risk measurement, and for input to decision making, is increasing. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, data or assumptions is growing. Our model risk oversight program includes processes intended to ensure that our critical business models are conceptually sound, used as intended, and to assess the appropriateness of the inputs, assumptions, calculations and outputs.

Environmental Risk

Our Environmental Policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the natural environment. Environmental Procedures have been designed to manage environmental risk and to achieve compliance with all applicable environmental laws and regulations for business units, affiliates and subsidiaries. Environmental risk may originate from investment properties that are subject to natural or man-made environmental risk. The environmental risk may result from on-site or off-site (adjacent) due to migration of regulated pollutants or contaminates with financial or reputational environmental risk and liability consequences by virtue of strict liability. Real estate assets may be owned, leased and/or managed, as well as mortgaged by Manulife who might enter into the chain of liability due to foreclosure ownership when in default. Environmental risk could also arise from natural disasters (e.g. weather, fire, earthquake, floods, pests) or human activities (use of chemicals, pesticides) conducted within the site or when impacted from adjacent sites. To mitigate environmental

2011 Annual Report	41

risk, business units have established protocols and due diligence standards to identify environmental issues in advance of acquisition. Historic and background investigation and subsequent soil and ground water subsurface testing may be conducted as required to assess manageable environmental risk. Regular property inspections and limitations on permitted activities further manage environmental liability or financial risk. Other potentially significant financial risks for individual assets, such as fire and earthquake, have generally been insured where practicable.

Additional Risk Factors That May Affect Future Results

The Accounting Standards Board of the CICA makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Cautionary Statement Concerning Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.

Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; climate change; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

42	2011 Annual Report

Critical Accounting and Actuarial Policies

Adoption of IFRS

Effective January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) as a replacement of prior Canadian GAAP. The consolidated financial statements for the year ended December 31, 2011 reflect the Company’s first set of annual financial statements prepared under IFRS and include corresponding comparative financial information for 2010. For an overview of the impacts of the adoption of IFRS including a description of accounting policies selected, refer to note 25 – First-time adoption of IFRS in the Consolidated Financial Statements for the year ended December 31, 2011. The adoption of IFRS did not have a significant impact on our disclosure controls and procedures, information technology systems or business activities.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Our significant accounting policies are described in note 1 to the Consolidated Financial Statements. Significant estimation processes relate to the determination of insurance and investment contract liabilities, fair value of certain financial instruments, derivatives and hedge accounting, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation of goodwill and intangible assets as described below. In addition, in the determination of the fair values of invested assets, where observable market data is not available, management applies judgment in the selection of valuation models.

Policy Liabilities

Policy liabilities for IFRS are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under IFRS, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions is designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Determination of Policy Liabilities

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in- force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, before any consideration for reinsurance ceded. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes (other than income taxes) and foreign currency. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. A separate asset for reinsurance ceded is calculated based on the terms of the reinsurance treaties that are in force, with deductions taken for the credit standing of the reinsurance counterparties where appropriate.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible mis-estimation of, or deterioration in, future experience in order to provide greater comfort that the policy liabilities will be sufficient to pay future benefits. The Canadian Institute of Actuaries establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. Our margins are set taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized at the time a new policy is sold and increase the income recognized in later periods as the margins release as the remaining policy risks reduce.

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality

Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. For our North American business we make assumptions about future mortality improvements using historic experience derived from population data. Reinsurance is used to offset some of our direct mortality exposure on in-force life insurance policies with the impact of the reinsurance directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Where

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mortality rates are lower than assumed for life insurance the result is favourable, and where mortality rates are higher than assumed for payout annuities, mortality results are favourable. Overall 2011 experience was favourable when compared with our assumptions. Changes to future expected mortality assumptions in the policy liabilities in 2011 resulted in a reduction in policy liabilities.

Morbidity

Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. For our Long-Term Care business we make assumptions about future morbidity improvements. Actual morbidity experience is monitored against these assumptions separately for each business. Our morbidity risk exposure relates to future expected claims costs for long-term care insurance, as well as for group benefits and certain individual health insurance products we offer. Overall 2011 experience was unfavourable when compared with our assumptions.

Property and Casualty

Our Property and Casualty business insures against losses from natural and human disasters and accidental events. Reserves are held for incurred claims not yet reported, for claims reported but not yet paid and for expected future claims related to premiums paid to date. In 2011, we had significant adverse experience on business assumed on our retrocession business related to the earthquakes in Japan and New Zealand.

Policy Termination and Premium Persistency

Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2011 experience was unfavourable when compared to our assumptions. A number of revisions were made to future expected policyholder behaviour assumptions in 2011 to reflect the emerging experience resulting in significant increases in policy liabilities in 2011, most notably for our Variable Annuity business. However, persistency experience on Variable Annuity business is not included in this analysis, but rather is included in the aggregate Variable Annuity results.

Expenses and Taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2011 were unfavourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns

We segment assets to support liabilities by business segment and geographic market and establish investment strategies for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. In 2011, actual investment returns were unfavourable when compared to our assumptions. Overall investment results, excluding returns on variable annuities, were favourable. While the decline in interest rates and public equity markets were adverse in the year, this unfavourable experience was more than offset by favourable results from asset trading, asset duration extension and gains on real estate, oil and gas and other non-fixed income assets.

Segregated Funds

We offer segregated funds to policyholders that offer certain guarantees, including guaranteed returns of principal on maturity or death, as well as guarantees of minimum withdrawal amounts or income benefits. The on-balance sheet liability for these benefits is the expected cost of these guarantees including appropriate valuation margins for the various contingencies including mortality and lapse. The most dominant assumption is the return on the underlying funds in which the policyholders invest. This risk is mitigated through a dynamic hedging strategy. In 2011, experience on assets underlying segregated fund business which has guarantees due to changes in market value of funds under management was unfavourable for both the business that is hedged and the business that is not hedged. Experience on the hedged block was unfavourable due to higher hedging costs resulting from higher realized volatility and the positive correlation between equities and interest rates as well as adverse experience on the portion of the business within the hedged block, such as PfADs and certain underlying funds, which we have chosen not to hedge. Experience on the unhedged block

44	2011 Annual Report

was unfavourable due to the general decline in equity markets throughout the year, where Canadian and Japan markets were down 11 per cent and 19 per cent, respectively, in the year, while the U.S. market was unchanged. Even in an unchanged market an earnings loss results because the actual returns do not meet the expected returns in the valuation models.

Foreign Currency

Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. We generally match the currency of our assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from movements in currency exchange rates. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products

Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The aggregate provision for adverse deviation is the sum of the provisions for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. The fees that are in excess of this limitation are reported as an additional margin and are shown in segregated fund non-capitalized margins.

The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31, (C$ millions)	2011	2010
Best estimate actuarial liability(1)	$134,514	$111,782
Provision for adverse deviation
Insurance risks (mortality/morbidity)	$9,008	$8,455
Policyholder behavior (lapse/surrender/premium persistency)	3,074	3,089
Expenses	1,747	1,579
Investment risks (non-credit)	18,634	16,429
Investment risks (credit)	1,394	1,242
Segregated fund guarantees	5,240	3,012
Other	18	29
Total provision for adverse deviation (PfAD)(1)	$39,115	$33,835
Segregated funds – additional margins	8,686	9,316
Total of PfAD and additional segregated fund margins	$47,801	$43,151

(1)

Reported actuarial liabilities as at December 31, 2011 of $173,629 (2010 – $145,617) are composed of $134,514 (2010 – $111,782) of best estimate actuarial liability and $39,115 (2010 – $33,835) of PfAD.

The change in PfAD from period to period is impacted by changes in liability and asset composition, by movements in currency and movements in interest rates and by material changes in valuation assumptions. The overall increase in PfADs for insurance risks was driven by the decline in interest rates during the year as well as the appreciation of foreign currencies relative to the Canadian dollar.

Sensitivity of Earnings to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in non-economic and certain asset related assumptions underlying policy liabilities is shown below, and assumes that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

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Participating business where we have the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment is excluded from this analysis.

Sensitivity of Earnings to Changes in Non-economic Assumptions

For the years ended December 31, (C$ millions)	Decrease in after-tax income
	2011	2010
Policy Related Assumptions
2% adverse change in future mortality rates(1)
Products where an increase in rates increases policy liabilities	$(200)	$(300)
Products where a decrease in rates increases policy liabilities	(300)	(300)
5% increase in future morbidity rates(2),(3)	(1,200)	(1,100)
10% adverse change in future termination rates	(1,200)	(1,000)
5% increase in future expense levels	(300)	(300)

(1)

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

(2)

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

(3)

The impacts of the sensitivities on LTC for morbidity, mortality and lapse are assumed to be moderated by partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval.

Potential impact on net income attributed to shareholders arising from changes in policy liabilities asset related assumptions

As at December 31, (C$ millions)	Increase (decrease) in after-tax income
	2011		2010
	increase	decrease	increase	decrease
Asset Related Assumptions Updated Periodically in Valuation Basis Changes
100 basis point change in ultimate fixed income reinvestment rates(1)	$1,700	$(1,900)	$1,500	$(1,900)
100 basis point change in future annual returns for public equities(2)	900	(900)	900	(900)
100 basis point change in future annual returns for other non-fixed income assets(3)	4,200	(3,800)	3,100	(2,900)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(300)	300	(300)	300

(1)

Current URRs in Canada are 1.60% per annum and 3.70% per annum for short and long-term bonds, respectively, and in the U.S. are 1.10% per annum and 3.90% per annum for short and long-term bonds, respectively. Since the long-term URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the December 31, 2011 government bond rates, continuation of current rates or a further decline could have a material impact on net income. However, for this sensitivity, we assume the URRs decline with full and immediate effect.

(2)

Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong. These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation. The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $700 million (2010 – $700 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $700 million (2010 – $800 million).

(3)

Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The assumed returns on other non-fixed income assets net of provisions for adverse deviation and after taking into account the impact of differential taxation, have a similar impact on policyholder liabilities as the assumptions for public equities. The increased sensitivity from December 31, 2010 to December 31, 2011 is primarily related to the decline in fixed income rates over the year (reducing the rate at which funds can reinvest in) as well as the change in foreign exchange rates in the year.

(4)

Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

Under Canadian IFRS, we must test a number of prescribed interest rate scenarios. The scenario that produces the largest reserves is used and is called the booking scenario. The resulting interest scenario for most of our business is a gradual grading of market interest rates from current market levels to assumed ultimate reinvestment rates over 20 years.

The sensitivity of net income attributed to shareholders to a decline in the ultimate reinvestment rates is largely unchanged from last year primarily due to the change in the booking scenario for reserves should current rates decline by 100 basis points. This increases the sensitivity of that scenario and lowers the sensitivity of a change in the URR. The sensitivity to changes in public equity returns remains unchanged from 2010. Market returns in 2011 below the expected returns assumed in the valuation increased sensitivity but this was offset by the increased amounts of dynamic hedges that were put in place in 2011. The increase in sensitivity to a 100 basis point change in returns for other non-fixed income assets is primarily related to the decline in fixed income rates over the year, which reduces the rate at which we can reinvest, as well as the change in foreign exchange rates over the year.

Review of Actuarial Methods and Assumptions

The 2011 full year review of the actuarial methods and assumptions underlying policy liabilities produced an increase in the policy liabilities of $1,515 million net of reinsurance ceded. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in net income attributable to shareholders of $1,188 million post-tax.

The comprehensive 2011 review of valuation methods and assumptions was completed in the third quarter of 2011. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities. While the assumptions

46	2011 Annual Report

selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of emerging actuarial and investment experience and the economic environment, are likely to result in future changes to the valuation assumptions, which could be material.

The following table summarizes the full year pre-tax policy liability impact of the basis changes by key category, as well as the corresponding impact on shareholders’ net income (post-tax).

For the year ended December 31, 2011 (C$ millions) Assumption	To policy liabilities	To net income attributed to shareholders
Mortality and morbidity
U.S. Life mortality update	$754	$(475)
Other mortality updates	(986)	636
Future mortality and morbidity improvements	(180)	97
Lapses and policyholder behaviour
VA lapse update	435	(309)
Insurance lapse update	114	(93)
Expenses	141	(85)
Investment returns
URR update	612	(437)
Other updates	385	(327)
Other valuation model methodology and model refinements	240	(195)
Net impact	$1,515	$(1,188)

Mortality and morbidity changes

John Hancock Life Insurance completed a detailed study of life insurance mortality at the older ages. Based on our own experience as well as industry trends and observations, expected mortality rates at the older issue ages and attained ages were increased resulting in a reserve increase of $754 million (post-tax charge of $475 million).

Other mortality updates, resulting in a reserve reduction of $986 million, included updates to U.S. Variable Annuities as well as assumption reviews and updates in Canada, Japan and Singapore.

A reduction in reserves of $180 million resulted from the implementation of future mortality and morbidity improvements in reserves for North American insurance businesses. Valuation standards for reporting on a Canadian IFRS basis were amended in 2011 to allow future mortality improvements to be reflected in reserves where a decrease in reserves results.

Lapse and policyholder behavior assumptions

Base lapse rates (i.e., lapse rates on out-of-the-money business) and other policyholder behaviour assumptions for Variable Annuity contracts were reduced to reflect more closely observed experience resulting in a reserve increase of $435 million.

Lapse rates and premium persistency assumptions across several insurance business units were updated to reflect updated experience results. This resulted in a reserve increase of $114 million.

Expenses

Policy liabilities were increased by $141 million to reflect the impact of projected letter of credit costs and expense study updates primarily in the U.S. business units, partially offset by release of redundant expense margins in Canada.

Investment returns

Updates to the URR assumptions, most of which occurred in the second quarter of 2011, resulted in an increase of $612 million to policy liabilities.

Policy liabilities increased by $385 million for updates to commutation rates for GMWB business as well as updates to other non-fixed income assumptions including purchases.

Other valuation model methodology and model refinements

A number of modeling refinements specific to individual business units were made to better model future cash flows that netted to a reserve increase of $240 million. The major components are reserve increases due to a review of the modeling for payout annuities and refinements to modeling of Guaranteed Withdrawal Amounts partly offset by the impact of a systems conversion in the U.S.

2010

The 2010 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $2,876 million. Net of the impacts on participating surplus, minority interests, and restatement of prior period retained earnings, this resulted in a decrease in 2010 shareholders’ post-tax income of $2,075 million.

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Change in Insurance Contract Liabilities

The change in insurance contract liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in insurance contract liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in insurance contract liabilities by business segment are shown below:

2011 Insurance Contract Liability Movement Analysis

(C$ millions)	Asia Division	Canadian Division	U.S. Insurance	U.S. Wealth Management	Corporate and Other	Total
Balance, January 1, 2011	$21,379	$42,317	$57,819	$27,750	$1,215	$150,480
New business	$273	$444	$949	$686	$(2)	$2,350
In-force movement	4,135	4,029	10,585	3,985	(917)	21,817
Changes in methods and assumptions	77	352	1,506	(399)	12	1,548
Currency impact	869	2	1,743	807	22	3,443
Total net changes	$5,354	$4,827	$14,783	$5,079	$(885)	$29,158
Balance, December 31, 2011	$26,733	$47,144	$72,602	$32,829	$330	$179,638

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities. New business policy liability impact is negative when estimated future premiums together with future investment income, is expected to be more than sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (excluding income taxes) and expenses on new policies issued.

The in-force movement over the year is an increase of $21,817 million. A material part of the in-force movement increase was related to the decline in interest rates and the resulting impact on the fair value of assets which back those liabilities. The decrease in the Corporate and Other segment is related to the sale of the Reinsurance Life Retrocession business and John Hancock Accident and Health operation that is closed to new business and running off.

The increase of $1,548 million from changes in methods and assumptions includes a comprehensive review of all valuation methods and assumptions and results in a decrease in pre-tax earnings.

Of the $24,167 million net increase in insurance contract liabilities related to new business and in-force movement, $23,634 million is an increase in actuarial liabilities. The remaining is an increase of $533 million in other insurance contract liabilities.

The increase in policy liabilities from currency reflects the depreciation of the Canadian dollar relative to the U.S. dollar as well as Japanese yen. To the extent assets are currency matched to liabilities, the increase in insurance contract liabilities due to currency is offset by a corresponding increase from currency in the value of assets supporting those liabilities.

2010 Insurance Contract Liability Movement Analysis

(C$ millions)	Asia Division	Canadian Division	U.S. Insurance	U.S. Wealth Management	Corporate and Other	Total
Balance, January 1, 2010	$17,268	$38,845	$53,856	$28,461	$1,469	$139,899
New business	$(43)	$708	$1,333	$1,139	$(4)	$3,133
In-force movement	3,697	2,405	3,843	(1,020)	(220)	8,705
Changes in methods and assumptions	214	361	1,727	509	68	2,879
Currency impact	243	(2)	(2,940)	(1,339)	(98)	(4,136)
Total net changes	$4,111	$3,472	$3,963	$(711)	$(254)	$10,581
Balance, December 31, 2010	$21,379	$42,317	$57,819	$27,750	$1,215	$150,480

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities. New business policy liability impact is negative when estimated future premiums together with future investment income, is expected to be more than sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (excluding income taxes) and expenses on new policies issued.

The in-force movement over the year is an increase of $8,705 million. A significant part of the in-force movement increase was related to the decline in interest rates and the resulting impact on the fair value of assets which back those liabilities. The large reduction of $1,020 million for in-force movements on the U.S. Wealth Management block includes a reduction from net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The decrease in the Corporate and Other segment is related to the John Hancock Accident and Health operation that is closed to new business and running off.

The increase of $2,879 million from changes in methods and assumptions includes a comprehensive review of all valuation methods and assumptions and results in a decrease in pre-tax earnings.

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The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar relative to the U.S. dollar. To the extent assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

Of the $11,838 million net increase in policy liabilities related to new business and in-force movement, $10,950 million is an increase in actuarial liabilities. The remaining is an increase of $888 million in other policy liabilities.

Consolidation

Consolidation is required for those entities in which the Company, directly or indirectly, has power to exercise control over financial and operating policies in order to gain economic benefits. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Company controls another entity. Special Purpose Entities (“SPEs”) are consolidated when the substance of the relationship between the Company and that entity indicates control.

Potential indicators of control include an assessment of the Company’s exposure to the risks and benefits of the SPE. This assessment of risks and benefits is based on arrangements in place and the assessed risk exposures at inception. The initial assessment is reconsidered at a later date if:

a)	the Company acquires additional interests in the entity;
b)	the contractual arrangements of the entity are amended such that the relative exposure to risks and benefits change; or
c)	if the Company acquires control over the main operating and financial decisions of the entity.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date that control ceases.

Fair Value of Invested Assets

A large portion of the Company’s invested assets are recorded at fair value. Refer to note 1 of the 2011 Consolidated Financial Statements for a description of the methods used in determining fair value for applicable invested assets. When quoted prices in active markets are not available for a particular investment, significant judgment is required to determine an estimated fair value based on market standard valuation methodologies. The market standard valuation methodologies utilized by the Company include discounted cash flow methodologies, matrix pricing or other similar techniques. The inputs to these market standard valuation methodologies include, but are not limited to: current interest rates or yields for similar instruments, credit rating of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, tenor (or expected tenor) of the instrument, management’s assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management’s judgments about the key market factors impacting these financial instruments. Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company’s ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

Evaluation of Invested Asset Impairment

AFS fixed income and equity securities are carried at fair market value, with changes in fair value recorded in Other Comprehensive Income (“OCI”) with the exception of unrealized gains and losses on foreign currency translation of AFS fixed income securities which are included in income. Impaired securities are reviewed on a regular basis and any fair value decrement is transferred out of AOCI and recorded in income when it is deemed probable that the Company will not be able collect all amounts due according to the contractual terms of a fixed income security or when fair value of an equity security has declined significantly below cost or for a prolonged period of time.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

Significant judgment is required in assessing whether an impairment has occurred and in assessing fair values and recoverable values. Key matters considered include economic factors, company and industry specific developments and specific issues with respect to single issuers and borrowers.

Changes in circumstances may cause future assessments of asset impairment to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk in note 10 to the Consolidated Financial Statements.

Derivative Financial Instruments

The Company uses derivative financial instruments (“derivatives”) to manage exposures to foreign currency, interest rate, equity and other market risks arising from on-balance sheet financial instruments, selected anticipated transactions and certain guarantee related actuarial liabilities. Refer to note 5 of the 2011 Consolidated Financial Statements for a description of the methods used to determine the fair value of derivatives.

The accounting for derivatives is complex and interpretations of the primary accounting guidance continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting

2011 Annual Report	49

treatment under such accounting guidance. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported. Assessments of hedge effectiveness and measurements of ineffectiveness of hedging relationships are also subject to interpretations and estimations and different interpretations or estimates may have a material effect on the amount reported in net income.

Employee Future Benefits

The Company maintains a number of plans providing pension (defined benefit and defined contribution) and other benefits to eligible employees and agents after employment. The traditional defined benefit pension plans provide benefits based on years of service and average earnings at retirement. Due to the long-term nature of these plans and of the post-employment benefit plans, the calculation of the benefit expense and accrued benefit obligations depends on various economic assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates and compensation increase rates. These assumptions are determined by management and are reviewed annually. Differences between actual and assumed experience may affect the amount of the accrued benefit obligation and benefit expense. The key weighted average assumptions used, as well as the sensitivity of estimated liabilities to these assumptions, are presented in note 17 to the 2011 Consolidated Financial Statements.

Contributions to the defined benefit pension and funded post-employment plans are also subject to various projections and assumptions based on the demographic profile of the membership, expected rates of return on plan assets and compensation increase rates, as presented in note 17 to the 2011 Consolidated Financial Statements.

The Company’s broad-based pension plans are funded in accordance with actuarially determined amounts required to satisfy any applicable pension regulations. During 2011 the Company contributed $47 million (2010 – $48 million) to the broad-based pension plans and as at December 31, 2011, the shortfall of fair value of plan assets over plan obligations amounted to $252 million (2010 – $119 million), as presented in note 17 to the 2011 Consolidated Financial Statements. For 2012, the required funding for the Company’s largest Canadian and U.S. pension plans is expected to be approximately $40 million.

The Company’s supplemental pension plans for executives are for the most part unfunded. As at December 31, 2011, the shortfall of fair value of plan assets over plan obligations amounted to $797 million (2010 – $755 million), as presented in note 17 to the 2011 Consolidated Financial Statements.

The Company’s other post-employment benefit plans are also for the most part unfunded. As at December 31, 2011, the shortfall of fair value of plan assets over plan obligations amounted to $414 million (2010 – $440 million), as presented in note 17 to the 2011 Consolidated Financial Statements.

The Company reviews the appropriateness of the plans’ investment policy and strategy on a regular basis. The current asset mix and level of investment risk of the Company’s pension plans reflects their long-term nature.

Income Taxes

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A deferred income tax asset or liability is recognized whenever an amount is recorded for accounting purposes but not for tax purposes or vice versa. Deferred tax assets and liabilities are recorded based on expected future tax rates and management’s assumptions regarding the expected timing of the reversal of such temporary differences. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management’s determination consider the performance of the business including the ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determinations, consideration is given to, among other things, the following:

a)	future taxable income exclusive of reversing temporary differences and carryforwards;
b)	future reversals of existing taxable temporary differences;
c)	taxable income in prior carryback years; and
d)	tax planning strategies.

The Company may be required to change its provision for income taxes if the ultimate deductibility of certain items is successfully challenged by taxing authorities or if estimates used in determining valuation allowances on deferred tax assets significantly change, or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax, deferred tax balances and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

The Company is an investor in a number of leasing transactions and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. The Company continues to believe that deductions originally claimed in relation to these

50	2011 Annual Report

arrangements are appropriate. Should the tax attributes of all our lease transactions be fully denied, the maximum after-tax exposure amounts to the interest and other charges estimated to be an additional US$127 million as at December 31, 2011.

Goodwill and Intangible Assets

Under IFRS, goodwill is tested at the cash generating unit level (“CGU”) or group of CGUs level. A CGU comprises the smallest group of assets that are capable of generating largely independent cash flows and is either a business segment or a level below. As a result of the current economic environment including the persistent low interest rates in 2011, the Company recorded a goodwill impairment charge of $665 million (US$650 million) attributable to our U.S. Life Insurance CGU. This non-cash charge recorded in our Corporate and Other segment does not effect our ongoing operations or our regulatory capital ratios. The tests performed in 2011 demonstrated that there was no impairment of intangible assets with indefinite lives.

Going forward, the impact of economic conditions and changes in product mix suggests a lower margin of recoverable value relative to carrying value attributable to our Canadian Individual Life CGU. As a result of these factors and the granular level of goodwill testing, impairment charges could occur in the future. The goodwill testing for 2012 will be updated based on the conditions that exist in 2012 and may result in further impairment charges, which could be material.

Changes in Accounting Policies

Future Accounting and Reporting Changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2012 and subsequently. A summary of the most recently issued new accounting standards are as follows:

Topic	Effective date	Measurement/ presentation	Expected impact
Amendments to IFRS 7 “Financial Instruments: Disclosures”	Jan. 1, 2012 Jan. 1, 2013	Disclosure	Not expected to be a significant impact.

Amendment to IAS 12 “Income Taxes”	Jan. 1, 2012	Measurement	Not expected to be a significant impact.

IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27 and IAS 28 regarding consolidation, disclosures and related matters	Jan. 1, 2013	Measurement and disclosure	Not expected to be a significant impact.

IFRS 13 “Fair Value Measurement”	Jan. 1, 2013	Measurement and disclosure	Not expected to be a significant impact.

Amendments to IAS 1 “Presentation of Financial Statements”	Jan. 1, 2013	Presentation	Not expected to be a significant impact.

Amendments to IAS 19 “Employee Benefits”	Jan. 1, 2013	Measurement	Could have a material adverse effect on the financial statements and regulatory capital at transition and subsequently.

IFRS 9 “Financial Instruments”	Jan. 1, 2015	Measurement	Currently assessing.

Amendments to IFRS 7 “Financial Instruments: Disclosures”

The amendments to IFRS 7 “Disclosures – Transfer of Financial Assets”, issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset. The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period.

The amendments to IFRS 7 are effective for fiscal years beginning on or after July 1, 2011. The adoption of these amendments is not expected to have a significant impact on the Consolidated Financial Statements.

Amendment to IAS 12 “Income Taxes”

An amendment to IAS 12 was issued in December 2010 that provides a practical approach to the measurement of deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model under IAS 40 “Investment Property”. Where entities measure deferred tax liabilities and deferred tax assets using a tax rate and tax base that are consistent with the expected manner of recovery or settlement, the amendment provides a rebuttable presumption for investment property measured using the fair value model that its carrying amount will be recovered through sale. This amendment is effective for fiscal years beginning on or after January 1, 2012. The adoption of these amendments is not expected to have a significant impact on the Consolidated Financial Statements.

2011 Annual Report	51

IFRS 10 “Consolidated Financial Statements”, including:

Amendments to IAS 27 “Separate Financial Statements”

IFRS 11 “Joint Arrangements”

IFRS 12 “Disclosure of Interests in Other Entities”

Amendments to IAS 28 “Investments in Associates and Joint Ventures”

IFRS 10 “Consolidated Financial Statements”, amendments to IAS 27 “Separate Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” and amendments to IAS 28 “Investments in Associates and Joint Ventures” were all issued in May 2011 to improve consolidation and joint venture accounting. Each standard has an effective date for fiscal years beginning on or after January 1, 2013.

IFRS 10 replaces the consolidation guidance in IAS 27 “Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns. The adoption of IFRS 10 is not expected to have a significant impact on the consolidated financial statements although we expect that certain investments in private equity funds and a timber fund will be deconsolidated from our Consolidated Financial Statements.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 “Interests in Joint Ventures”. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. The adoption of IFRS 11 is not expected to have a significant impact on the Consolidated Financial Statements as the Company does not have significant joint venture arrangements.

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to present information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities. The adoption of IFRS 12 is not expected to have a significant impact on the Consolidated Financial Statements.

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12 and the adoption of these amendments is not expected to have a significant impact on the Consolidated Financial Statements.

IFRS 13 “Fair Value Measurement”

IFRS 13 “Fair Value Measurement” was issued in May 2011 and replaces existing IFRS guidance on fair value measurement with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. The standard is effective for fiscal years beginning on or after January 1, 2013. The adoption of IFRS 13 will result in additional financial statement disclosure but is not expected to have a significant impact on the Consolidated Financial Statements.

Amendments to IAS 1 “Presentation of Financial Statements”

An amendment to IAS 1 was issued in June 2011 requiring changes to the presentation of items of other comprehensive income. Under the amendments, presentation of items within other comprehensive income will be separately presented based on whether or not the item will be subsequently reclassified into income. The amendments are effective for the Company for fiscal years beginning on or after January 1, 2013. The adoption of these amendments is not expected to have a significant impact on the Consolidated Financial Statements.

Amendments to IAS 19 “Employee Benefits”

The amendments to IAS 19 “Employee Benefits” were issued in June 2011. The amendments require the full funded status of the plan to be reflected in the Consolidated Statements of Financial Position and eliminate the corridor approach for amortization of actuarial gains and losses. This will result in actuarial gains and losses being recognized in full in other comprehensive income when they occur and no longer recognized in income. Past service costs will be recognized when a plan is amended with no deferral over the vesting period. The net benefit cost for defined benefit plans will be disaggregated into service cost and finance cost components in the Consolidated Statements of Income. Finance cost will be calculated using interest rates based on high quality corporate bond yields. Further, these amendments include enhanced disclosures about the characteristics of defined benefit plans and the risks to which the entity is exposed through participation in those plans.

The amendments to IAS 19 are effective for fiscal years beginning on or after January 1, 2013. At December 31, 2011, the consolidated pre-tax unrecognized net actuarial loss for the Company’s pension and post-employment benefits was $1,011 and $58, respectively, which will be reflected in AOCI, a component of equity, upon adoption. If these amounts persist at the date of adoption, they are expected to result in a significant reduction of our capital ratios and could result in significant ongoing volatility in available capital, if regulatory capital includes this component of AOCI in the future. The actual impact to the Company will be based on actuarial estimates, market conditions and capital requirements that exist at the date of transition.

52	2011 Annual Report

Amendments to IFRS 7 “Financial Instruments: Disclosure”

Amendments to IAS 32 “Financial Instruments: Presentation”

The amendments to IFRS 7 – Offsetting Financial Assets and Financial Liabilities issued in December 2011 introduce new disclosure requirements for financial instruments relating to their rights of offset and related arrangements under an enforceable master netting agreement or similar arrangements. The amendments to IFRS 7 are effective for fiscal years beginning on or after January 1, 2013. The Company is assessing the impact of these new disclosure requirements on its Consolidated Financial Statements.

The amendments to IAS 32 – Offsetting Financial Assets and Financial Liabilities also issued in December 2011 clarify the basis for offsetting financial instruments presented in the statement of financial position. The amendments to IAS 32 are effective for fiscal years beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on its Consolidated Financial Statements.

IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments” issued in November 2009 and amended in October 2010 is the first phase of a three phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 currently provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement for financial liabilities remains generally unchanged, however, revisions have been made in the accounting for changes in fair value of a financial liability attributable to changes in the credit risk of that liability. The other phases of this project which are currently under development include impairment and hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is assessing the impact of IFRS 9 on its Consolidated Financial Statements in conjunction with the completion of the other phases of this project.

Differences between IFRS and Hong Kong Financial Reporting Standards

The consolidated financial statements of Manulife Financial are presented in accordance with IFRS. IFRS differs in certain respects from Hong Kong Financial Reporting Standards (“HKFRS”).

The primary difference between IFRS and HKFRS is the determination of policy liabilities. In certain interest rate environments, policy liabilities determined in accordance with HKFRS may be higher than those computed in accordance with current IFRS.

IFRS and Hong Kong Regulatory Requirements

Insurers in Hong Kong are required by the Office of the Commissioner of Insurance to meet minimum solvency requirements. As at December 31, 2011, the Company has sufficient assets to meet the minimum solvency requirements under both Hong Kong regulatory requirements and IFRS.

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Note 10 Risk Management

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. The Company manages these risks within an enterprise-wide risk management framework. The Company’s goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. The Company seeks to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, measuring and monitoring key risks taken, and by executing risk control and mitigation programs.

(a)	Market risk

Market risk management strategy overview

The Company’s overall strategy to manage its market risks incorporates several component strategies, each targeted to manage one or more of the market risks arising from the Company’s businesses. The following table outlines the Company’s key market risks and identifies the risk management strategies which contribute to managing these risks. At an enterprise level, these strategies are designed to manage the Company’s aggregate exposures to market risks against economic capital, regulatory required capital and earnings at risk targets.

	Publicly traded equity performance risk	Interest rate risk	Alternative non-fixed income asset performance risk	Foreign exchange risk
Product design and pricing	X	X	X	X
Variable annuity guarantee dynamic hedging	X	X		X
Macro equity risk hedging	X			X
Asset liability management	X	X	X	X
Foreign exchange management				X

Market risk factors

Publicly traded equity performance risk

Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with certain variable annuity and segregated fund products, asset based fees, and investments in publicly traded equities supporting both general fund products and surplus segment.

The Company’s most significant source of equity risk arises from variable annuity and segregated funds with guarantees, where the guarantees are linked to the performance of the underlying funds. Guaranteed benefits are contingent and only payable upon death, maturity, permitted withdrawal or annuitization. If equity markets decline or even if they increase by an amount lower than that assumed in the Company’s actuarial valuation, additional liabilities may need to be established to cover the contingent liabilities, resulting in a reduction in shareholders’ net income and regulatory capital ratios. Further, if equity markets do not recover to the amount of the guarantees by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash. In addition, a sustained flat or decline in public equity markets would likely reduce asset based fee revenues related to variable annuities and segregated funds with guarantees and related to other wealth and insurance products.

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If equity market volatility remains high, the costs of hedging the guarantees would likely increase. Further, the variable annuity dynamic hedging strategy is designed to hedge public equity and bond fund performance and interest rate movements. However, the Company has chosen to maintain certain risks unhedged (such as the realized market volatility), and therefore higher levels of equity and interest rate volatility will create losses on dynamically hedged business.

Where publicly traded equity investments are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders.

Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future cash flows in publicly traded equities, a decline in the value of publicly traded equities relative to other assets could require the Company to change the investment mix assumed for future cash flows, increasing policy liabilities and reducing net income attributed to shareholders. In addition, a reduction in the outlook for expected future returns for publicly traded equities, which could result from a fundamental change in future expected economic growth, would increase policy liabilities and reduce net income attributed to shareholders. In addition, to the extent publicly traded equities are held as AFS, other than temporary impairments that arise will reduce income.

Interest rate and spread risk

Interest rate and spread risk arises from general fund guaranteed benefit products, general fund adjustable benefit products with minimum rate guarantees, general fund products with guaranteed surrender values, segregated fund products with minimum benefit guarantees and from surplus fixed income investments.

Interest rate and spread risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and must be re-invested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and guaranteed surrender values on products where investment returns are generally passed through to policyholders.

A general decline in interest rates, without a change in corporate bond spreads and swap spreads, will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a reduction in net income. A general increase in interest rates, without a change in corporate bond spreads and swap spreads, will result in a decrease in policy liabilities and an increase in net income. In addition, decreases in corporate bond spreads and increases in swap spreads will result in an increase in policy liabilities and a reduction in net income. An increase in corporate bond spreads and a decrease in swap spreads will have the opposite impact. The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on adjustable products that pass through investment returns to policyholders.

For segregated fund and variable annuity products, a sustained increase in interest rate volatility or a decline in interest rates would also likely increase the costs of hedging the benefit guarantees provided.

Alternative non-fixed income asset performance risk

Alternative non-fixed income asset performance risk arises from general fund investments in commercial real estate, timber properties, agricultural properties, oil and gas properties, and private equities.

Where these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. Non-fixed income assumptions vary by asset class and generally have a similar impact on policy liabilities as public equities would. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future policy cash flows in alternative non-fixed income assets, a decline in the value of these assets relative to other assets could require the Company to change the investment mix assumed for future cash flows, increasing policy liabilities and reducing net income. In addition, a reduction in the outlook for expected future returns for alternative non-fixed income assets, which could result from a fundamental change in future expected economic growth, would increase policy liabilities and reduce net income attributed to shareholders.

Foreign exchange risk

The Company’s results are reported in Canadian dollars. A substantial portion of its business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens, reported earnings would decline and the Company’s reported shareholders’ equity would decline. Further, to the extent that the resultant change in available capital is not offset by a change in required capital, the Company’s regulatory capital ratios would be reduced. A weakening of the Canadian dollar against the foreign currencies in which the Company does business would have the opposite effect, and would increase reported Canadian dollar earnings and shareholders’ equity, and would potentially increase the Company’s regulatory capital ratios.

Market risk management strategies

Product design and pricing

The Company’s product design and pricing standards and guidelines are designed with the objective of aligning its product offerings with its risk taking philosophy and tolerances, and in particular, that incremental risk generated from new sales aligns with its strategic

2011 Annual Report	55

risk objectives and risk targets. The specific design features of its product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as its associated investment strategies help to mitigate the level of underlying risk. The Company regularly reviews and modifies all key features within its product offerings, including premiums and fee charges with a goal of meeting both profit and risk targets. New product initiatives, new business reinsurance arrangements and material insurance underwriting initiatives must be reviewed and approved by the Chief Risk Officer or key individuals within Credit Risk Management.

Variable annuity guarantee dynamic hedging strategy

The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee policy liabilities and available capital, to both public equity and bond fund performance and interest rate movements. The objective of the dynamic hedging strategy is to offset as closely as possible, the change in the Company’s internally defined economic value of guarantees with the profit and loss from its hedge asset portfolio. The internal economic value of guarantees moves in close tandem with, but not exactly as, the variable annuity guarantee policy liabilities, as it reflects best estimate liabilities and does not include any liability provisions for adverse deviations.

The Company’s current hedging approach is to short exchange-traded equity index and government bond futures and execute currency futures and lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity guarantees. The Company dynamically rebalances these hedge instruments as market conditions change, in order to maintain the hedged position within established limits. The Company may consider the use of additional hedge instruments opportunistically in the future.

The Company’s variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

■	Policyholder behaviour and mortality experience are not hedged;
■	Provisions for adverse deviation in the policy liabilities are not hedged;
■	A portion of interest rate risk is not hedged;
■	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;
■	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;
■	Correlations between interest rates and equity markets could lead to unfavourable material second order impacts;
■

Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets and/or interest rates. The impact is magnified when these impacts occur concurrently; and

■	Not all other risks are hedged.

Macro equity risk hedging strategy

The macro equity risk hedging strategy is designed to hedge a portion of the Company’s earnings sensitivity to public equity market movements arising from the following sources in order to maintain its overall earnings sensitivity to public equity market movements below targeted levels:

■	General fund equity holdings backing non-participating liabilities;
■	Variable life insurance;
■	Variable annuity guarantees not dynamically hedged;
■	Unhedged provisions for adverse deviation related to variable annuity guarantees dynamically hedged;
■	Variable annuity fees not associated with guarantees; and
■	Fees on segregated funds without guarantees, mutual funds and institutional assets managed.

The Company currently executes its macro equity risk hedging strategy by shorting equity futures and executing currency futures, and rolling them over at maturity. The Company may consider the use of alternative long maturity instruments opportunistically in the future. The notional value of equity futures contracts that were shorted as part of the Company’s macro equity risk hedging strategy as at December 31, 2011 was approximately $5.6 billion. Management intends to increase the amount of macro equity hedges on a time-scheduled and market-trigger basis. Management also intends to increase the amount of hedges in order to maintain its overall earnings sensitivity to equity market movements below targeted levels should markets decline.

Asset liability management strategy

The Company’s asset liability management strategy is designed to help ensure the market risks embedded in its assets and liabilities held in the Company’s general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained below targeted levels. The embedded market risks include risks related to the level and movement of interest rates and credit spreads, publicly traded equity performance, alternative non-fixed income asset performance and foreign exchange rate movements.

General fund product liabilities are segmented into groups with similar characteristics that are supported by specific asset segments. Each segment is managed to a target investment strategy appropriate for the premium and benefit pattern, policyholder options and guarantees, and crediting rate strategies of the products they support. Similar strategies are established for assets in the Company’s surplus account. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations

56	2011 Annual Report

related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets.

Foreign exchange risk management strategy

The Company’s foreign exchange risk management strategy is designed to hedge the sensitivity of its regulatory capital ratios to movements in foreign exchange rates. In particular, the objective of the strategy is to offset, within acceptable tolerance levels, changes in required capital with changes in available capital that result from movements in foreign exchange rates. These changes occur when assets and liabilities related to business conducted in currencies other than Canadian dollars are translated to Canadian dollars at year end exchange rates.

The Company’s policy is to generally match the currency of its assets with the currency of the liabilities they support, and similarly, the Company has a policy of generally matching the currency of the assets in its shareholders’ equity account to the currency of its required capital. Where assets and liabilities are not matched, forward contracts are used to stabilize the Company’s capital ratios and its capital adequacy relative to economic capital when foreign exchange rates change.

Sensitivities and risk exposure measures

Caution related to sensitivities: In these consolidated financial statements, the Company has provided sensitivities and risk exposure measures for certain risks. These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity assumed in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of its internal models. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, the Company cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

Variable annuity and segregated fund guarantees

The table below provides information related to the Company’s variable annuities and segregated funds products with guarantees. Under IFRS, the guarantees associated with these products are considered to be embedded derivatives. However, as these guarantees either contain significant insurance risk and/or are closely related to the host contract, the embedded derivatives are not required to be accounted for separately at fair value in the Company’s consolidated financial statements. Variable annuity and segregated fund guarantees make up the most material portion of the embedded derivatives exempt from separate measurement at fair value.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting year (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or in some cases for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case where no withdrawals are made by the contract holder.

2011 Annual Report	57

Variable annuity and segregated fund guarantees

As at December 31,	2011			2010
	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$7,518	$5,358	$2,163	$8,202	$6,359	$1,856
Guaranteed minimum withdrawal benefit	66,655	56,954	9,907	62,382	57,331	6,391
Guaranteed minimum accumulation benefit	23,509	23,030	2,813	23,902	25,152	1,980
Gross living benefits(2)	$97,682	$85,342	$14,883	$94,486	$88,842	$10,227
Gross death benefits(3)	15,202	11,614	3,232	16,279	12,736	2,813
Total gross of reinsurance and dynamic hedging	$112,884	$96,956	$18,115	$110,765	$101,578	$13,040
Living benefits reinsured	$6,491	$4,622	$1,871	$7,108	$5,506	$1,611
Death benefits reinsured	4,360	3,430	1,104	4,924	4,070	1,052
Total reinsured	$10,851	$8,052	$2,975	$12,032	$9,576	$2,663
Total, net of reinsurance	$102,033	$88,904	$15,140	$98,733	$92,002	$10,377
Living benefits dynamically hedged	$55,522	$50,550	$6,346	$44,606	$44,827	$2,685
Death benefits dynamically hedged	5,133	3,461	739	4,685	3,032	424
Total dynamically hedged	$60,655	$54,011	$7,085	$49,291	$47,859	$3,109
Living benefits retained	$35,669	$30,170	$6,666	$42,772	$38,509	$5,931
Death benefits retained	5,709	4,723	1,389	6,670	5,634	1,337
Total, net of reinsurance and dynamic hedging	$41,378	$34,893	$8,055	$49,442	$44,143	$7,268

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)

Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For GMDB, the net amount at risk is defined as the current GMDB in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The insurance and investment contract liability established for these benefits was $10,021 at December 31, 2011 (2010 – $3,101). These insurance and investment contract liabilities include the liabilities for both the hedged and the unhedged business. For unhedged business, insurance and investment contract liabilities were $3,586 at December 31, 2011 (2010 – $2,083). The insurance and investment contract liabilities for the hedged block were $6,435 at December 31, 2011 (2010 – $1,018). The increase in the liabilities for the hedged business was primarily due to the adverse impact of interest rate movements on the cost of hedging associated with the dynamic hedging program that is reflected in IFRS hedged reserves and the adverse impact from basis changes. The year-over-year increase in liabilities related to the unhedged block was due primarily to the adverse impacts from basis changes and interest rate movements, offset by the favourable impact of improved public equity markets.

Variable life insurance guarantees

Deposits related to variable life insurance contracts are invested in segregated fund accounts and for certain policies, the Company guarantees a minimum death benefit if certain specified premiums are paid by the policyholder, regardless of segregated fund account performance.

The following table shows selected information regarding the variable life insurance contracts referred to above.

As at December 31, Life insurance contracts with guaranteed benefits	2011	2010
In the event of death
Account value	$7,930	$7,920
Net amount at risk(1)	$366	$359
Average attained age of contract holders	52	51
(1)

The net amount at risk for these policies is defined as the excess of the sum insured over the current account value, when the account value is zero or where contracts specify guarantees to cover the cost of insurance in the event of insufficient account value.

Investment categories for variable contracts with guarantees

Variable contracts with guarantees are invested, at the policyholder’s discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below.

As at December 31, Investment category	2011	2010
Equity funds	$34,123	$37,400
Balanced funds	55,921	57,411
Bond funds	10,296	10,430
Money market funds	3,027	2,805
Other fixed interest rate investments	1,519	1,452
Total	$104,886	$109,498

58	2011 Annual Report

Benefits incurred and paid for variable contracts with guarantees

For the year ended December 31, 2011, the Company incurred and paid death benefits of $108 (2010 – $160) and living benefits of $100 (2010 – $202).

Publicly traded equity performance risk – risk exposure measures

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent changes in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives. The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets. While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity liabilities that will not be offset by the profit or loss on the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on net income attributed to shareholders. The Company assumes that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets is assumed to offset 80, 75 and 70 per cent, respectively, of the loss arising from the change in the liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity liabilities, respectively.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2011	-30%	-20%	-10%	+10%	+20%	+30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities (2)	$(2,050)	$(1,280)	$(600)	$500	$910	$1,220
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(950)	(500)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2), (3)	$(3,000)	$(1,780)	$(780)	$360	$610	$740

As at December 31, 2010
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities (2)	$ (2,430)	$ (1,470)	$ (660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(2,930)	$(1,710)	$(740)	$460	$810	$870

(1)	See “Caution related to sensitivities” above.
(2)

The impact for component related to general fund equities is at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank of Canada. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(3)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity liabilities associated with insurance contracts, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity insurance and investment contract liabilities, respectively.

Exposures at December 31, 2011 increased as compared to December 31, 2010 primarily due to the underperformance of equity markets in 2011 relative to returns assumed in the valuation models, offset by additional hedging of in-force business.

Interest rate risk – risk exposure measures

The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives. The Company assumes no change to the URR.

2011 Annual Report	59

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives(1)

As at December 31,	2011		2010
	-100bp	+100bp	-100bp	+100bp
General fund products(2)	$ (500)	$350	$(1,400)	$1,200
Variable annuity guarantees(3)	(500)	350	(400)	300
Total	$ (1,000)	$ 700	$(1,800)	$ 1,500

(1)	See ”Caution related to sensitivities” above.
(2)

The sensitivities assume that the participating insurance and investment contract funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(3)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The decline in exposures was primarily driven by the actions to extend the duration of the Company’s fixed income investments supporting insurance contract liabilities.

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in the Company’s surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from the Company’s product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.

Reserves are determined by testing a range of future interest rate scenarios, including those prescribed by actuarial standards of practice. These future scenarios are derived from interest rates and spreads at the end of the quarter. The scenario that produces the highest reserve requirement determines the reserve held at the end of the quarter and is called the booking scenario. Following changes in interest rates and corporate spreads during 2011, should interest rates and spreads further decline in parallel and by the amounts indicated, the future interest rate scenario that would produce the highest reserve, or booking scenario, could change in some jurisdictions to a scenario where then current interest rates, spreads and investment in corporate bonds prevail for the lifetime of the business. This compares to the Company’s current booking scenario which begins with current rates grading to a URR with corporate bond spreads that grade to an expected long-term level over five years and a linear reduction in future investment in corporate bonds to zero over 20 years.

The impact of the change in the booking scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities shown above. For this reason, the impact of changes less than the amounts indicated are unlikely to be linear relative to this estimate. The change in booking scenario added approximately $500 to the impact of a 100 basis point decline in interest rates and $300 to the impact of a 50 basis point reduction in corporate spreads. Actual results in the future will be affected by a wide variety of factors and no simple formula can accurately predict the potential impact.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads(1),(2)

As at December 31,	2011		2010
	-50bp	+50bp	-50bp	+50bp
Corporate spreads(3),(4),(5)	$ (900)	$500	$ (500)	$400

(1)	See ”Caution related to sensitivities” above.
(2)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.
(3)

The impact on net income attributed to shareholders assumes no gains or losses are realized on AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(4)	Corporate spreads are assumed to grade to the long term average over five years.
(5)

Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

Potential impact on annual net income attributed to shareholders arising from changes to swap spreads(1),(2),(3)

As at December 31,	2011		2010
	-20bp	+20bp	-20bp	+20bp
Swap spreads	$600	$ (600)	$200	$ (200)

(1)	See ”Caution related to sensitivities” above.
(2)

The impact on net income attributed to shareholders assumes no gains or losses are realized on AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in swap spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in swap spreads.

(3)

Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

60	2011 Annual Report

Alternative non-fixed income asset performance risk – risk exposure measures

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of alternative non-fixed income assets different than the expected levels assumed in the valuation of insurance and investment contract liabilities.

Potential impact on net income attributed to shareholders arising from changes in alternative non-fixed income asset returns(1),(2)

As at December 31,	2011		2010
	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(750)	$750	$(500)	$600
Private equities and other non-fixed income assets	(550)	550	(400)	400
Alternative non-fixed income assets	$(1,300)	$1,300	$(900)	$1,000

(1)	See ”Caution related to sensitivities” above.
(2)

This impact is calculated as at a point-in-time and does not include: (i) any potential impact on non-fixed income asset weightings; (ii) any gains or losses on non-fixed income investments held in the Corporate and other segment; or (iii) any gains or losses on non-fixed income investments held in Manulife Bank of Canada.

The increased sensitivity from December 31, 2010 to December 31, 2011 is primarily related to the drop in fixed income rates (reducing the rate at which funds can reinvest) as well as the change in foreign exchange rates.

(b)	Foreign currency risk for financial instruments

The Company generally matches the currency of its assets with the currency of the insurance and investment contract liabilities they support, with the objective of mitigating risk of loss arising from currency exchange rate changes. The Company’s unmatched currency exposure was primarily limited to its foreign denominated AFS bonds and private equity investments. As at December 31, 2011, the Company did not have a material unmatched currency exposure related to these foreign denominated AFS bonds and private equity investments.

(c)	Liquidity risk

Liquidity risk is the risk that sufficient funds are not available to meet both expected and unexpected cash and/or collateral demands in a timely and cost-effective manner. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either systemically terminating policies with cash surrender values or not renewing policies when they mature, deposit withdrawals and from an increase in the level of borrowers renewing or extending their loans when they mature.

The Company’s liquidity risk management strategies are designed to ensure that sufficient funds are readily available to meet its financial obligations as they come due. Liquidity risk is mitigated through the Company’s holdings of cash or cash equivalents, investment grade marketable securities and its broad access to various funding sources. The Company maintains centralized pools of high quality liquid assets and investment grade marketable securities to support its operations and contingent liquidity demands. Funding is obtained through premiums, deposits, asset securitization, and bank credit and other funding programs.

The Company mitigates liquidity risk by maintaining operating and strategic liquidity levels above minimum internal requirements. Minimum operating liquidity is set at a level of one month’s operating cash outflows. Strategic liquidity is established based on immediate and longer term liquidity requirements under stress conditions whereby policyholder liabilities and unencumbered liquid assets are risk-adjusted for their potential for withdrawals and convertibility to cash respectively. Pledged assets are not considered as available liquid assets to support obligations in either operating or strategic liquidity measures.

The following table outlines the maturity of the Company’s significant financial liabilities.

Maturity of financial liabilities(1),(2)

As at December 31, 2011	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$ 12	$1,348	$2,053	$2,090	$5,503
Capital instruments	–	–	–	3,668	3,668
Derivative liabilities	115	342	387	6,783	7,627
Bank deposits	15,073	1,253	1,684	–	18,010

(1)	The amounts shown above are net of the related unamortized deferred issue costs.
(2)

Class A preferred shares, Series 1 are redeemable by the Company by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015. These shares have not been included in the above table.

(d)	Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligation to the Company. Worsening or continued poor economic conditions could result in defaults or downgrades, and could lead to increased provisions or impairments related to the Company’s general fund invested assets, reinsurance and other receivables, and an increase in provisions for future credit impairments to be included in actuarial liabilities. Counterparty credit exposure arises primarily from derivatives and reinsurance activities.

2011 Annual Report	61

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, quality rating, industry and geographic region. Reinsurance counterparty exposure is measured as both current exposure and potential future exposures reflecting the level of ceded liabilities. Reinsurance and insurance counterparties must also meet minimum risk rating criteria.

The Company also ensures where warranted that loans, including mortgages, private placement and bank loans, are secured by collateral, the nature of which depends on the credit risk of the counterparty.

An allowance for losses on loans is established when a loan becomes impaired. Provisions for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, actuarial liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations to the Company. The allowance for loss is based on current recoverables and ceded actuarial liabilities.

Credit risk associated with derivative counterparties is discussed in note 10(h).

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements.

	December 31,		January 1,
As at	2011	2010	2010
Bonds
FVTPL	$99,682	$84,339	$70,937
AFS	20,805	17,221	14,170
Loans
Mortgages	35,023	32,837	31,158
Private placements	20,294	19,577	19,980
Policy loans	6,827	6,486	6,609
Bank loans	2,288	2,353	2,457
Derivative assets	15,472	4,000	2,707
Accrued investment income	1,802	1,642	1,583
Other financial assets	2,802	2,361	2,402
Total	$204,995	$170,816	$152,003

Credit quality

For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating. These ratings are updated at least annually.

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome. The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the recorded investment by credit quality indicator.

As at December 31, 2011	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$608	$2,436	$5,902	$8,977	$1,178	$1,193	$20,294
Mortgages	2,262	1,802	3,835	12,546	714	419	21,578
Total	$2,870	$4,238	$9,737	$21,523	$1,892	$1,612	$41,872

As at December 31, 2010
Loans (excluding Manulife Bank of Canada)
Private placements	$422	$2,150	$5,653	$9,099	$1,002	$1,251	$19,577
Mortgages	2,454	1,736	3,229	12,762	810	359	21,350
Total	$2,876	$3,886	$8,882	$21,861	$1,812	$1,610	$40,927

As at January 1, 2010
Loans (excluding Manulife Bank of Canada)
Private placements	$420	$2,273	$5,333	$9,313	$931	$1,710	$19,980
Mortgages	2,522	1,892	3,321	12,608	788	368	21,499
Total	$2,942	$4,165	$8,654	$21,921	$1,719	$2,078	$41,479

62	2011 Annual Report

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”. The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery. Write-offs, net of recoveries, are deducted from the allowance for credit losses. All impairments are captured in the allowance for credit losses.

The following table summarizes the recorded investment by credit quality indicator.

As at December 31, 2011	1	2	3	4 & lower	Total
Manulife Bank of Canada
Mortgages	$–	$9,766	$3,605	$74	$13,445
Bank loans	–	414	1,840	34	2,288
Total	$–	$10,180	$5,445	$108	$15,733

As at December 31, 2010
Manulife Bank of Canada
Mortgages	$–	$9,424	$2,011	$52	$11,487
Bank loans	–	443	1,878	32	2,353
Total	$–	$9,867	$3,889	$84	$13,840

As at January 1, 2010
Manulife Bank of Canada
Mortgages	$–	$7,360	$2,269	$30	$9,659
Bank loans	–	502	1,921	34	2,457
Total	$–	$7,862	$4,190	$64	$12,116

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS bonds. Impairment losses on AFS bonds are recognized in income on an individual basis when there is objective evidence of impairment. Impairment is considered to have occurred when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the bond. In addition, the Company reports as an impairment certain declines in the fair value of bonds designated as FVTPL which it deems represent an impairment.

The following table summarizes the carrying value, or impaired value, in the case of impaired bonds, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at December 31, 2011	Less than 90 days	90 days and greater	Total	Total impaired
Bonds
FVTPL	$–	$–	$–	$166
AFS	1	–	1	43
Loans
Private placements	117	–	117	182
Mortgages and bank loans	139	67	206	91
Other financial assets	21	56	77	4
Total	$278	$123	$401	$486

As at December 31, 2010
Bonds
FVTPL	$1	$3	$4	$152
AFS	–	–	–	34
Loans
Private placements	304	–	304	265
Mortgages and bank loans	53	64	117	83
Other financial assets	16	24	40	2
Total	$374	$91	$465	$536

As at January 1, 2010
Bonds
FVTPL	$50	$–	$50	$139
AFS	78	3	81	7
Loans
Private placements	152	1	153	361
Mortgages and bank loans	56	49	105	118
Other financial assets	4	32	36	–
Total	$340	$85	$425	$625

2011 Annual Report	63

The following table summarizes the Company’s loans that are considered impaired.

Impaired loans

As at and for the year ended December 31, 2011	Recorded investment(1)	Unpaid principal balance	Related allowance	Average recorded investment(1)	Interest income recognized
Private placements	$223	$336	$41	$251	$–
Mortgages and bank loans	144	143	53	163	–
Total	$367	$479	$94	$414	$–

As at and for the year ended December 31, 2010
Private placements	$349	$421	$84	$445	$–
Mortgages and bank loans	117	124	34	186	–
Total	$466	$545	$118	$631	$–

(1)	Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowance for impairment.

Allowance for loan losses

For the years ended December 31,	2011			2010
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$34	$84	$118	$55	$128	$183
Provisions	45	18	63	45	70	115
Recoveries	(21)	(46)	(67)	(11)	(33)	(44)
Write-offs(1)	(5)	(15)	(20)	(55)	(81)	(136)
Balance, December 31	$53	$41	$94	$34	$84	$118

(1)	Includes disposals and impact of changes in foreign exchange rates.

Troubled debt restructurings

The Company may from time to time grant concessions or agree to modified terms with a borrower experiencing financial difficulty, which constitutes troubled debt restructurings. The revised terms of these troubled debt restructurings may include an extension of the maturity date, a reduced interest rate, a deferral of interest due, or covenant modifications and waivers. These loans are considered for impairment in accordance with the Company’s normal and customary credit review process, and any changes in terms from the restructurings are considered in determining whether any adjustments to allowances for credit losses are needed. Recording of impairment may not always be required, particularly if the loan has been impaired in a prior period. If the loan has been previously impaired and the Company expects the borrower to perform in accordance with the restructured terms, the resultant financial impact to the Company is generally not material.

For the year ended December 31, 2011, the Company had four mortgages and three unsecured private placements modified in restructurings, with total pre-modification and post-modification recorded investment amounts of $82 and $79, respectively.

(e)	Concentration risk

The geographic concentration of the Company’s insurance and investment contract liabilities, including embedded derivatives, is shown below. The disclosure is based on the countries in which the business is written.

As at December 31, 2011	Gross liabilities	Reinsurance assets	Net liabilities
United States and Canada	$163,819	$(10,545)	$153,274
Asia and other	29,327	(183)	29,144
Total insurance and investment contract liabilities, including embedded derivatives	$193,146	$(10,728)	$182,418

As at December 31, 2010
United States and Canada	$137,859	$(7,517)	$130,342
Asia and other	23,624	(315)	23,309
Total insurance and investment contract liabilities, including embedded derivatives	$161,483	$(7,832)	$153,651

As at January 1, 2010
United States and Canada	$132,747	$(7,809)	$124,938
Asia and other	19,119	(235)	18,884
Total insurance and investment contract liabilities, including embedded derivatives	$151,866	$(8,044)	$143,822

64	2011 Annual Report

(f)	Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2011, the Company had loaned securities (which are included in invested assets) with a market value of $1,274 (December 31, 2010 – $1,650 and January 1, 2010 – $1,221). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments. As at December 31, 2011, the Company had engaged in reverse repurchase transactions of $64 (December 31, 2010 – $578 and January 1, 2010 – $2,590) which are recorded as a short-term receivable. There were outstanding repurchase agreements of $624 as at December 31, 2011 (December 31, 2010 – $461 and January 1, 2010 – nil).

(g)	Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash bond investing. The Company will not employ CDS to leverage in its CDS program and, therefore, will not write CDS protection in excess of its government bond holdings. A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium. CDS contracts typically have a five year term.

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at December 31, 2011	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$25	$1	5.0
AA	87	2	5.0
A	107	1	5.0
Total single name CDSs	$219	$4	5.0
Total CDS protection sold	$219	$4	5.0

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.
(2)

Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the credit default swaps is weighted based on notional amounts.

The Company has also purchased credit protection with a total notional amount of $32 and a fair value of $(1). The average credit rating of the counterparties guaranteeing the underlying credit is A+ and the weighted average maturity is 5.5 years.

(h)	Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in negative positions and the impact of collateral on hand. The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated A- or higher. As at December 31, 2011, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 26 per cent (December 31, 2010 – 33 per cent and January 1, 2010 – 28 per cent). The Company’s exposure to credit risk was mitigated by $8,922 fair value of collateral held as security as at December 31, 2011 (December 31, 2010 – $1,226 and January 1, 2010 – $1,150).

As at December 31, 2011, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $3,029 (December 31, 2010 – $954 and January 1, 2010 – $561). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $7 (December 31, 2010 – $31 and January 1, 2010 – $9). As at December 31, 2011, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $15,924 (December 31, 2010 – $4,195 and January 1, 2010 – $2,841). Net exposure across all counterparties, after taking into account master netting agreements and the benefit of fair value of collateral held, was $293 (December 31, 2010 – $239 and January 1, 2010 – $154).

2011 Annual Report	65

(i)	Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits with the objective of ensuring that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports such findings to the Executive Risk Committee and the Risk Committee of the Board of Directors.

	December 31,		January 1,
As at	2011	2010	2010
Bonds and private placements rated as investment grade BBB or higher (1)	95%	95%	95%
Government bonds as a per cent of total bonds	47%	42%	31%
Government private placements as a per cent of total private placements	11%	10%	8%
Highest exposure to a single non-government bond and private placement issuer	$723	$622	$696
Largest single issuer as a per cent of the total stock portfolio	1%	2%	7%
Income producing commercial office properties (2011 – 82% of total real estate, December 31, 2010 – 81% and January 1, 2010 – 81%)	$6,127	$5,134	$4,862
Largest concentration of mortgages and real estate(2) – Ontario, Canada (2011 – 26%, December 31, 2010 – 27% and January 1, 2010 – 26%)	$11,230	$10,477	$9,749

(1)

Investment grade bonds and private placements include 28% rated A, 19% rated AA and 30% rated AAA (December 31, 2010 – 29%, 17% and 28% and January 1, 2010 – 32%, 17% and 20%, respectively) based on external ratings where available.

(2)	Mortgages and real estate are diversified geographically and by property type.

The following table shows the distribution of the bond and private placement portfolio by sector and industry.

Bonds and private placements

	December 31,				January 1,
	2011		2010		2010
As at	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
Government and agency	$58,904	42	$44,926	37	$27,789	26
Financial	21,161	15	20,544	17	21,457	20
Utilities	20,114	14	17,503	14	16,805	16
Energy	9,158	6	8,477	7	8,272	8
Industrial	7,116	5	6,405	5	5,870	6
Consumer (non-cyclical)	6,686	5	5,496	5	5,407	5
Securitized	5,734	4	6,787	6	7,692	7
Other	11,908	9	10,999	9	11,795	12
Total	$140,781	100	$121,137	100	$105,087	100

(j)	Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to claims, policyholder behaviour and expenses. A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of actuarial liabilities. The development of assumptions for future claims is based on Company and industry experience and predictive models; assumptions for policyholder behaviours are based on Company experience and predictive models. Such assumptions require a significant amount of professional judgment and, therefore, actual experience may be materially different than the assumptions made by the Company. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

Manulife Financial manages insurance risk through global product design, pricing standards and guidelines and a global life underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. Effective June 29, 2010, the Company increased its global retention limit for individual life insurance from US$20 to US$30 and for survivorship life insurance from US$25 to US$35. Lower limits are applied in some markets and jurisdictions. Manulife Financial further reduces exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

(k)	Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

66	2011 Annual Report

Note 22    Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2011	Ownership Percentage	Address	Description
The Manufacturers Life Insurance Company	100	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	100	Calgary, Canada	Holding company
John Hancock Financial Corporation (formerly ”John Hancock Holdings (Delaware) LLC”)	100	Wilmington, Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	100	Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	100	Michigan, U.S.A.	U.S. life insurance company licensed in all states, except New York
John Hancock Subsidiaries LLC	100	Wilmington, Delaware, U.S.A.	Holding company
Declaration Management & Research LLC	100	McLean, Virginia, U.S.A.	Provides institutional investment advisory services
John Hancock Financial Network, Inc.	100	Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group, LLC	100	Boston, Massachusetts, U.S.A.	Holding company
John Hancock Advisers, LLC	100	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Funds, LLC	100	Boston, Massachusetts, U.S.A.	U.S. broker-dealer
Hancock Natural Resource Group, Inc.	100	Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments
John Hancock Life Insurance Company of New York	100	New York, U.S.A.	U.S. life insurance company licensed in New York
John Hancock Investment Management Services, LLC	100	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Life & Health Insurance Company	100	Boston, Massachusetts, U.S.A.	U.S. life insurance company licensed in all states
John Hancock Distributors LLC	100	Delaware, U.S.A.	U.S. broker-dealer
John Hancock Insurance Agency, Inc.	100	Delaware, U.S.A.	U.S. insurance agency
Manulife Reinsurance Limited	100	Hamilton, Bermuda	Provides life and financial reinsurance primarily to affiliated MFC companies
Manulife Reinsurance (Bermuda) Limited	100	Hamilton, Bermuda	Provides full risk annuity and life financial reinsurance primarily to affiliated MFC companies
Manulife Bank of Canada	100	Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Canada Ltd.	100	Waterloo, Canada	Canadian life insurance and accident and sickness insurance company
FNA Financial Inc.	100	Toronto, Canada	Holding company
Manulife Asset Management Limited	100	Toronto, Canada	Investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	100	Toronto, Canada	Canadian property and casualty insurance company
NAL Resources Management Limited	100	Calgary, Canada	Management company for oil and gas properties
Manulife Securities Investment Services Inc.	100	Burlington, Canada	Mutual fund dealer for Canadian operations
Manulife Holdings (Bermuda) Limited	100	Hamilton, Bermuda	Holding company
Manufacturers P&C Limited	100	St. Michael, Barbados	Provides property and casualty and financial reinsurance
Manulife Financial Asia Limited	100	Hong Kong, China	Holding company
Manufacturers Life Reinsurance Limited	100	St. Michael, Barbados	Provides life and financial reinsurance

2011 Annual Report	67

As at December 31, 2011	Ownership Percentage	Address	Description
Manulife (Vietnam) Limited	100	Ho Chi Minh City, Vietnam	Vietnamese life insurance company
Manulife Asset Management (Vietnam) Company Ltd.	100	Ho Chi Minh City, Vietnam	Vietnamese fund management company
Manulife International Holdings Limited	100	Hong Kong, China	Holding company
Manulife (International) Limited	100	Hong Kong, China	Life insurance company serving Hong Kong and Taiwan
Manulife-Sinochem Life Insurance Co. Ltd.	51	Shanghai, China	Chinese life insurance company
Manulife Asset Management International Holdings Limited	100	St. Michael, Barbados	Holding company
Manulife Asset Management (Hong Kong) Limited	100	Hong Kong, China	Hong Kong investment management and advisory company marketing mutual funds
Manulife Asset Management (Taiwan) Co., Ltd.	100	Taipei, Taiwan	Asset management company
Manulife Life Insurance Company	100	Tokyo, Japan	Japanese life insurance company
Manulife Asset Management (Japan) Limited	100	Tokyo, Japan	Japanese investment management and advisory company
Manulife Insurance (Thailand) Public Company Limited	95.1	Bangkok, Thailand	Thai life insurance company
Manulife Asset Management (Thailand) Company Limited	95.1	Bangkok, Thailand	Investment management
Manulife Holdings Berhad	58.7	Kuala Lumpur, Malaysia	Investment holding company
Manulife Insurance Berhad	58.7	Kuala Lumpur, Malaysia	Malaysian life insurance company
Manulife Asset Management (Malaysia) Sdn Bhd	58.7	Kuala Lumpur, Malaysia	Asset management company
Manulife (Singapore) Pte. Ltd.	100	Singapore	Singaporean life insurance company
Manulife Asset Management (Singapore) Pte. Ltd.	100	Singapore	Asset management company
PT Asuransi Jiwa Manulife Indonesia	100	Jakarta, Indonesia	Indonesian life insurance company
PT Manulife Aset Manajemen Indonesia	100	Jakarta, Indonesia	Indonesian investment management and advisory company marketing mutual funds
The Manufacturers Life Insurance Co. (Phils.), Inc.	100	Manila, Philippines	Filipino life insurance company
Manulife Asset Management (Europe) Holdings Limited	100	London, England	Holding company
Manulife Asset Management (Europe) Limited	100	London, England	Investment management company for Manulife Financial’s international funds
EIS Services (Bermuda) Limited	100	Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	100	Toronto, Canada	Investment holding company
JH Investments (Delaware) LLC	100	Boston, Massachusetts, U.S.A.	Investment holding company
Manulife Securities Incorporated	100	Burlington, Canada	Investment dealer
Manulife Asset Management (North America) Limited	100	Toronto, Canada	Investment advisor
John Hancock Reassurance Company Ltd.	100	Hamilton, Bermuda	Provides annuity, life, and long-term care reinsurance primarily to affiliated MFC companies

68	2011 Annual Report